UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

AMENDMENT NO. 1 TO

FORM 20-F

______________

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report ___________

Commission file number: 0-26046

CHINA NATURAL RESOURCES, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value

(Title of class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 17,323,416 Common Shares as of December 31, 2007.

Indicate by check mark if the issuer is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

Yes ☐  No ☒

Explanatory Note: On or about September 19, 2008, the Company received comments from the staff (“Staff”) of the United States Securities and Exchange Commission (“SEC”) relating to the Company annual report on Form 20-F for the year ended December 31, 2007, filed on June 3, 2008 (the “Annual Report”). This Amendment No. 1 to the Annual Report is filed to address the Staff’s comments. The revisions to the Annual Report relate primarily to the description of the Company’s business as set forth in Item 4, below. Amendment No. 1 amends and restates the Annual Report in its entirety.

CONVENTIONS

Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People's Bank of China (the "PBOC Rate") on December 31, 2007, which was U.S.$1.00 = RMB7.2971. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hongkong and Shanghai Banking Corporation Limited on December 31, 2007, which was U.S.$1.00 = HK$7.7994. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

References to the “Company” or “CNRI” are to China Natural Resources, Inc. (formerly known as Billion Luck Company Ltd.), a British Virgin Islands company, which was the surviving company after a merger between China Resources and CNRI on December 9, 2004 (the “Redomicile Merger”). Unless the context otherwise requires, the Company and/or CNRI includes the operations of its predecessor and subsidiaries.

References to "Central Government" refer to the national government of the PRC and its various ministries, agencies, and commissions.

References to "Common Stock" are to the Common Stock, $.001 par value, of China Resources. References to “Common Shares” are to the Common Shares, without par value, of CNRI after the Redomicile Merger.

References to "China Resources" are to China Resources Development, Inc., a Nevada company, and the predecessor to CNRI.

References to “Feishang Mining” are to Feishang Mining Holdings Limited, a British Virgin Islands corporation and, since February 3, 2006, a wholly-owned subsidiary of CNRI.

References to "GAAP" or “U.S. GAAP” are to generally accepted accounting principles of the United States.

References to "Hainan" are to Hainan Province of the PRC.

References to "HARC" are to Hainan Cihui Industrial Company Limited, a Sino-foreign joint stock company organized in the PRC, and a wholly-owned subsidiary of the Company. On October 3, 2006, the Company disposed of its entire interest in HARC, including its subsidiaries, First Goods And Materials Supply And Sales Corporation, Second Goods And Materials Supply And Sales Corporation and Hainan Zhongwei Trading Company Limited, to an unaffiliated third party.

References to “iSense” are to iSense Limited, a Hong Kong company whose capital was 100% acquired by the Company on August 29, 2003. On July 31, 2006, the Company disposed of its entire interest in iSense to the director and former shareholder of iSense.

i

References to "Local Governments" are to governments in the PRC, including governments at all administrative levels below the Central Government, including provincial governments, governments of municipalities directly under the Central Government, municipal governments, county governments, and township governments.

References to “Medi-China” are to Zhongwei Medi-China.com Limited, a Hong Kong company and a wholly-owned subsidiary of Silver Moon. Medi-China is currently inactive.

References to the "PRC" or "China" include all territory claimed by or under the control of the Central Government, except Hong Kong, Macau, and Taiwan.

References to "PRC Government" include the Central Government and Local Governments.

References to "Provinces" include provinces, autonomous regions, and municipalities directly under the Central Government.

References to "Series B Preferred Stock" are to the Series B Preferred Stock, $.001 par value, of China Resources. References to “Series B Preferred Shares” are to the Series B Preferred Shares, without par value, of CNRI, after the Redomicile Merger.

References to “Silver Moon” are to Silver Moon Technologies Limited, a British Virgin Islands company, whose capital is 80% owned by the Company. Silver Moon is currently inactive.

References to "Sunwide" are to Sunwide Capital Ltd., a British Virgin Islands company, which is a wholly-owned subsidiary of the Company. Sunwide is currently inactive.

References to “Wuhu” are to Wuhu Feishang Mining Development Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Mining.

References to “Yunnan Mining” are to Yunnan Feishang Mining Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Wuhu.

References to “Hainan Nonferrous Metal” are to Hainan Nonferrous Metal Mining Co. Limited, a PRC joint stock limited liability company, a 48% interest in which is collectively owned by Yunnan Mining and its nominee.

Forward-Looking Statements

This report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3D of this report under the heading, "Risk Factors,". With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

ii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Information

On February 3, 2006 (the “Acquisition Date”), the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited (“Feishang Mining”), a British Virgin Islands corporation (the “Acquisition”). The acquisition of Feishang Mining by the Company was accounted for using the purchase method of accounting and is treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of the outstanding Common Shares of the Company. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. Accordingly, the following selected financial data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, represent the operations of Feishang Mining and its wholly-owned subsidiary, Wuhu, through February 2, 2006 and the consolidated operations of Feishang Mining and the Company subsequent to February 2, 2006. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are derived from (I) the audited financial statements of Anhui Fanchang Zinc and Iron Mine (the predecessor of Wuhu, see “history of Feishang Mining” below) for the four months ended April 30, 2003, (II) the audited financial statements of Wuhu for the eight months ended December 31, 2003; (III) the audited consolidated financial statements of Feishang Mining for the years ended December 31, 2004 and 2005, (IV) the audited consolidated financial statements of the Company for the year ended December 31, 2006 and 2007, and should be read in conjunction therewith. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this report.

	In thousands, except share amounts
	Predecessor of Wuhu (I)	Wuhu (II)	Feishang Mining (III)	Feishang Mining (III)	Company (IV)	Company (IV)
	4 months ended	8 months ended	Year ended	Year ended	Year ended	Year ended
	April 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	RMB

Operating Statement Data
Net sales	10,439	31,893	77,939	98,962	145,389	125,963
Operating expenses	(2,154)	(4,541)	(4,597)	(9,172)	(14,170)	(38,541)
Income from continuing operations before income taxes	778	7,460	41,992	52,381	100,265	36,786
Income from continuing operations	753	7,460	41,992	44,046	85,108	24,735
Income/(loss) from discontinued operations	(159)	(72)	12	—	(12,560)	—
Net Income, after deducting share based compensation expenses of RMB38,998 (US$5,344) in 2007	594	7,388	42,004	44,046	72,548	24,735

	In thousands, except share amounts
	Predecessor of Wuhu (I)	Wuhu (II)	Feishang Mining (III)	Feishang Mining (III)	Company (IV)	Company (IV)
	4 months ended	8 months ended	Year ended	Year ended	Year ended	Year ended
	April 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	RMB
Income per share: Basic
Continuing operations	0.08	0.75	4.21	4.41	7.46	1.86
Discontinued operations	(0.02)	(0.01)	—	—	(1.10)	—
	0.06	0.74	4.21	4.41	6.36	1.86

Income per share: Diluted
Continuing operations	0.08	0.66	3.73	4.36	6.17	1.43
Discontinued operations	(0.02)	(0.01)	—	—	(0.91)	—
	0.06	0.65	3.73	4.36	5.26	1.43

Weighted average number of shares outstanding
Basic	9,980,593	9,980,593	9,980,593	9,980,593	11,402,372	13,290,471
Diluted	9,980,593	11,249,369	11,245,975	10,110,036	13,798,731	17,347,024

	April 30,	December 31,
	2003	2003	2004	2005	2006	2007
Balance Sheet Data
Total assets	71,334	71,894	89,601	104,643	180,765	582,081
Current assets	30,522	28,416	55,381	70,987	143,330	503,814
Current liabilities	49,587	52,514	28,218	54,978	50,234	47,008
Working capital	(19,065)	(24,098)	27,163	16,009	93,096	456,806
Shareholders’ equity	21,747	19,380	61,383	49,665	130,531	535,073

The Company has not paid any dividends with respect to its Common Shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the board of directors. In accordance with the relevant PRC regulations and the Articles of Association of Wuhu, appropriations of net income as reflected in its statutory financial statements are to be allocated to each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, as determined by the resolution of the board of directors annually. Since the acquisition of CNRI by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the Acquisition, the board of directors of Wuhu declared dividends of RMB44,005,000 (US$6,030,500) and RMB38,462,000 (US$5,270,900) on February 28, 2005 and January 27, 2006, respectively.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars during the preceding five years, and the preceding six months. The rate of exchange means the rate quoted by the People's Bank of China (the "PBOC Rate"). The average rate means the average of the exchange rates of the last date of each month during a year.

YEAR	2003	2004	2005	2006	2007

High	8.2778	8.2775	8.2767	8.0702	7.8170
Low	8.2765	8.2763	8.0702	7.8051	7.2971
Average for period	8.2771	8.2768	8.1826	7.9573	7.5841
End of period	8.2767	8.2765	8.0702	7.8051	7.2971

MONTH	Nov 07	Dec 07	Jan 08	Feb 08	Mar 08	Apr 08

High	7.4597	7.4085	7.3071	7.2000	7.1110	7.0184
Low	7.3865	7.2971	7.1818	7.1115	7.0105	6.9825

The exchange rate on May 12, 2008 was USD$1.00 = RMB 6.9886. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

B.

Capitalization and Indebtedness

No disclosure is required in response to this Item.

C.

Reasons for the Offer and Use of Proceeds

No disclosure is required in response to this Item.

D.

Risk Factors

Risks Relating to our Business Operations

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

Our continued growth is dependent upon our ability to generate increased revenue from our existing operations and to raise capital from outside sources. We believe that in order to continue to capture additional market share and generate additional revenue, we will be required to raise additional capital to fund the acquisition of additional mines and mining rights. In the future we may be unable to obtain the necessary financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial position, competitive position, growth and profitability. Our ability to obtain acceptable financing at any time may depend on a number of factors, including:

•

our financial condition and results of operations,

•

the condition of the PRC economy and the mining industry in the PRC, and

•

general conditions in relevant financial markets in the United States, the PRC and elsewhere in the world.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. We may face challenges in identifying attractive mining sites, additional mining rights and/or complementary mining businesses, acquiring those rights, sites and/or businesses, integrating their activities with ours and managing them profitably. ~~managing our industrial waste treatment and disposal business over an expanded geographical area as well as managing a business offering expanded waste treatment services. We may also encounter difficulties in integrating acquired businesses with our own.~~ Such eventualities will increase demands on our existing management, workforce and facilities. Failure to satisfy such increased demands could interrupt or adversely affect our operations and cause administrative inefficiencies.

Our earnings and, therefore, our profitability, may be affected by metals price volatility.

The majority of Wuhu's revenue is derived from the sale of iron and zinc and as a result, our earnings are directly related to the prices of these metals. At present, the prices of these metals in the PRC are generally in line with those in the international markets. However, there are many factors influencing the price of iron and zinc including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions.

These factors are beyond our control and are impossible for ~~it~~  us to predict. Changes in the prices of zinc and iron may adversely affect our operating results. We have not engaged in hedging transactions or alternative measures to manage possible price fluctuations.

Feishang Copper’s future financial performance is highly dependent on the price of copper and the other metals it produces.

Feishang Copper’s future financial performance is significantly affected by the market prices of the metals that it produces. The prices at which Feishang Copper sells its copper products are predominantly set by reference to copper prices on the Shanghai Metal Exchange.

The world and PRC market prices for copper have historically fluctuated widely and are affected by numerous factors beyond Feishang Copper’s control, including the overall demand for and world-wide supply of copper, the availability and prices of competing commodities, international economic and political conditions, inventory levels maintained by users and currency exchange rates.

It is difficult to predict whether metals prices will rise or fall in the future. A decline in copper price could have an adverse impact on Feishang Copper’s future results of operations and financial condition.

The geological surveys covering the mines in which we own mineral rights, which were prepared in accordance with protocols and procedures in the PRC, do not report “proven” or “probable” mineral reserves; and if minerals are depleted from our mines prior to termination of our mineral rights, our revenues, profitability and the market price for our shares may be adversely affected. ~~We have not performed feasibility studies and, therefore, reliable estimates of proven or probable reserves cannot be provided; and if minerals are depleted from our mines prior to termination of our mineral rights, we may be unable to generate revenues.~~

The mines in which we have acquired mineral rights are the subject of geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols. These procedures and protocols are different from the procedures and protocols generally recognized in the United States and do not include references to “proven” or “probable” reserves. Since our geological surveys do not report “proven” or “probable” reserves, SEC rules and regulations and related Staff policies do not permit us to disclose the estimated mineral reserves reported in our geological surveys. We, therefore, are unable to provide independent confirmation that the reserve estimates included in the geological surveys would be “proven” or “probable” and we cannot predict the extent of mineral deposits in our mines or whether there will continue to be sufficient minerals deposits to allow us to extract minerals at current levels for the duration of our mining rights. If we are unable to extract minerals at the current rate and for the full duration of our mineral rights, our revenues, profitability and, possibly, the market price for our shares may suffer. Moreover, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. ~~Both the quantity of ores and metal reserves are primarily based on informal estimates and we have conducted no feasibility studies to confirm the amount of proven or probable reserves contained in the mines in which we have mineral rights. While we are currently extracting and selling minerals from our mines, we are unable to predict the extent of mineral deposits in our mines or whether there will continue to be sufficient minerals deposits to allow us to extract minerals at current levels for the duration of our mining rights. Moreover, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction.~~

Historically, we have ~~rely~~  relied on the ~~operating~~  performance of a single mine and if our mine development plans are unsuccessful, we, may suffer a decrease in profitability.

The principal operating asset of Wuhu is the Yang Chong Mine. Over 80% of the turnover of Wuhu was generated from the Yang Chong Mine. Since its acquisition in May 2003 until December 31, 2007, 100 % of Wuhu’s sales of zinc and approximately 70% of Wuhu's sales of iron were derived from metal output from Yang Chong Mine. Although Wuhu has expanded its operations through acquisition of additional mining rights in the PRC, and intends to continue to do so, there is no assurance that these development projects will be successful. If these development plans are unsuccessful, we may suffer a decrease in overall profit margins, operating performance and investment return.

We may be unable to successfully compete for mineral rights with companies having greater financial resources than we have.

Mines have limited lives and as a result, we seek to expand mineral reserves through the acquisition of additional mining rights. As there is a limited supply of desirable mineral deposits in the PRC, we face strong competition for mining rights from other mining companies, some of which have greater financial resources than we have, we may not be able to acquire attractive mineral rights on acceptable terms.

Our operating results may be negatively impacted by amortization policies applicable to mining rights.

Mining rights are amortized based on actual units of production over estimated ~~reserves~~  mineral deposits of the mines. We review the production plans and the reserve levels of our mines periodically. Accordingly, any material change in mining production or modification of reserve levels may have a negative impact on our operating results.

We rely on sub-contractors to perform mineral extraction and we have little control over their operations.

We sub-contract ore extraction to third parties. To a large extent, our operations are affected by the performance of these subcontractors, whose activities are substantially outside of our control. If the contractors fail to achieve monthly extraction volumes, or the contractors otherwise fail to perform their obligations to us, the agreement may be terminated by us; however, termination of the relationship would cause delays in our mineral production, require that we identify and engage other third-party contractors, and adversely affect our operating results.

We are subject to numerous risks and hazards associated with the mining industry.

Our mining operations are subject to a number of risks and hazards including:

•

~~environment~~  enviornmental hazards;

•

industrial accidents;

•

unusual or unexpected geologic formations;

•

explosive rock failures; and

•

flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

•

damage to or destruction of mineral properties or production facilities;

•

personal injury or death;

•

environmental damage;

•

delays in mining;

•

monetary losses; and

•

legal liability.

We emphasize environmental protection in our operations and related activities, and a significant financial commitment has been made towards the construction of environmental protection facilities and the establishment of a sound environmental protection management and monitoring system. While we believe that our ~~operations~~  operating subsidiaries are currently in compliance with applicable environmental regulations of the PRC government, any changes to these regulations may increase operating costs and may adversely affect our results of operations.

During the course of mining activities, we use dangerous materials. Although we have established stringent rules relating to the storage, handling and use of such dangerous materials, there is no assurance that accidents will not occur. Should we be held liable for any such accident, we may be subject to penalties, and possible criminal proceedings may be brought against its employees.

Wuhu depends on a single customer for its zinc production with whom Wuhu has no binding contractual understandings, and the loss of that customer would materially and adversely affect our results of operations.

Wuhu’s entire production of zinc for the years ended December 31, 2005, 2006 and 2007 were sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”), the largest zinc smelter in Asia. Wuhu is a party to a one-year sales contract with Huludao, subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu. In the event Huludao ceases or reduces its purchase from Wuhu, or if Wuhu and Huludao are unable to agree upon renewal terms or Wuhu’s sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production. While the sales contract has been renewed on an annual basis in the past, the loss of Huludao as a source for Wuhu’s zinc production could adversely affect our results of operations.

Feishang Copper’s reliance on a single major customer could adversely affect future results of operations.

For the year ended December 31, 2007, approximately 88% of Feishang Copper’s sales were made to Henchang, a related party. Feishang Copper is a party to a one-year sales contract with Henchang, subject to renewal every year; however, the sales contract does not obligate Henchang to purchase copper from Feishang Copper. Given the large percentage of sales derived from Henchang, in the event Henchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Henchang are unable to agree upon renewal terms or Feishang Copper’s sales contract with Henchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may have a material adverse effect on ~~Feishang Copper’s~~ our results of operations.

In the event Feishang Copper is unable to secure applicable production and other permits, it will be unable to commence commercial production.

According to the PRC laws and regulations relating to production safety and environmental protection, Feishang Copper is required to obtain regulatory certifications of safe production and environmental protection and related permits from the relevant authorities before it can commence commercial production. There can be no assurance that Feishang Copper will be able to obtain the relevant production permits in a timely manner, or at all. Any delay or failure in obtaining such permits will delay or prevent the commencement of commercial production.

In the event Feishang Copper does not secure building ownership certificate(s) for the properties that it owns, its rights as the owner of these properties may be adversely affected.

Feishang Copper currently operates from its PRC smelting and ancillary facilities and office premises with a gross floor area of approximately 19,000 square meters. Feishang Copper is in the process of obtaining the relevant building ownership certificate. However, should Feishang Copper be unable to obtain such certificate, it will not be able to sell or transfer the properties or secure bank financing by mortgaging these properties.

Changes in the level of demand for Feishang Copper’s products could adversely affect its product sales.

Feishang Copper’s future revenue is dependent on the level of industrial and consumer demand for blister copper. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that changes increase or decrease the need for its metal products. A change in demand could impact Feishang Copper’s future results of operations and financial condition.

Feishang Copper’s business requires capital investment which we may not be able to obtain.

Feishang Copper’s business is capital intensive. Specifically, smelting and refining costs, the maintenance of machinery and equipment and compliance with laws and regulations require significant capital expenditures.

There is no assurance that Feishang Copper will achieve its production capacity or generate sufficient cash to fund necessary capital expenditures, or that additional capital will be available to Feishang Copper on acceptable terms to enable it to continue smelting and refining activities at or above present levels.

If Feishang Copper is unable to obtain necessary raw materials at reasonable costs, its operations and financial condition will be adversely affected.

Feishang Copper’s smelting operations require timely supply of various raw materials including copper concentrates. Since Feishang Copper does not have its own copper mine to guarantee a stable and adequate supply of copper concentrates, such materials are generally purchased domestically from independent suppliers pursuant to long term contracts, or on the spot market. Numerous factors, such as transportation inefficiencies and rising industrial demand may affect Feishang Copper’s ability to maintain target inventories level. If raw materials prices increase more rapidly than the selling prices of copper products, Feishang Copper may be unable to maintain adequate inventories of raw materials and its financial condition and results of operations would be adversely affected.

Feishang Copper currently relies on one supplier for copper concentrates and if Feishang Copper is unable to obtain concentrates from its supplier, or the supply of concentrates is disrupted, Feishang Copper’s production rate, and its and their results of operations, will be adversely affected.

Copper concentrates are required for Feishang Copper’s smelting and refining operation. Feishang Copper has a long term supply agreement with Bayannaoer West Region Copper Co. Ltd. (“Bayannaoer West”). For the year ended December 31, 2007, approximately 90% of Feishang Copper’s purchases of copper concentrates were from Bayannaoer West. In the event Bayannaoer West is unable to supply Feishang Copper with its requirements of concentrates, Feishang Copper may suffer delays in the production and delivery of copper, and will be forced to identify and contract with one or more other sources of concentrates. Any such delays may adversely affect Feishang Copper’s and our results of operations.

Feishang Copper’s operations are affected by the availability and price of electricity and water.

Feishang Copper’s smelting operations consume a substantial amount of electricity and water. In the event of shortages in the availability of electricity and/or water, or increases in the prices for electricity and/or water, Feishang Copper could experience production delays and/or increased costs, which could adversely affect its results of operations and financial condition.

In the event Feishang Copper is unable to obtain necessary environmental approvals from government authorities, or in the event environmental laws change, copper production may be delayed and results of operations adversely affected.

Feishang Copper commenced trial production in May 2007 and is in the process of obtaining certifications from relevant authorities, including the environment protection authority, in order to complete trial production and commence commercial production of the copper smelting facilities. There can be no assurance that Feishang Copper will be able to obtain the relevant approval in a timely manner, or at all, from the local environmental protection bureau. Any delay or failure in obtaining such approval will delay or prevent commencement of commercial production.

Feishang Copper’s future operations are subject to extensive PRC environmental laws and regulations. Changes in environmental laws and regulations or their interpretation or implementation, or unanticipated environmental effects from its operations, could expose Feishang Copper to new or increased costs. More stringent laws or regulations may also restrict Feishang Copper’s business operations and adversely affect Feishang Copper’s business prospects.

Feishang Copper’s limited operating history as a copper smelter could adversely impact its operating efficiency and allow competitors to compete against it more effectively.

Feishang Copper’s limited operating history as a copper smelter could adversely affect its overall operating efficiency and ability to compete effectively against other copper producers.

Risks Relating to PRC Operations and Foreign Private Issuer Status

Investors should consider political, economic and legal factors applicable to investments in the PRC prior to investing in our company.

Since 1997, the PRC government has been making efforts to promote reforms of its economic system. These reforms have brought about marked economic growth and social progress, and the economy of China has shifted from a planned economy to a socialist market economy. Wuhu has also benefited from the economic reforms implemented by the PRC government and the economic policies and measures. However, economic, legal and social policies in the PRC are not similar to those of Western governments and revisions or amendments may be made to these policies and measures from time to time, and Wuhu is not in a position to predict whether any change in the political, economic or social conditions may adversely affect the operating results of Wuhu, and how those changes may impact on us.

The PRC legal system is a statutory law system. Unlike the common law system, decided legal cases have little significance for guidance, and rulings by the court can only be used as reference with little value as precedents. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs. Examples are the organization of companies and their regulation, foreign investment, commerce, taxation and trade. However, these regulations are relatively new and the availability of public cases as well as the judicial interpretation of them are limited in number. Moreover, as they are not binding, both the implementation and interpretation of these regulations are uncertain in many areas. The interpretation of PRC laws may also be subject to policy changes reflecting domestic political changes, and new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. The activities of our subsidiaries in China are subject to PRC regulations governing PRC companies.

We face the risk that changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

The PRC’s economy is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions of the PRC. The PRC government has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case. A change in policies by the PRC government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than two decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC's political, economic and social life.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

The PRC legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions like the U.S., decided cases (which may be taken as reference) do not form part of the legal structure of the PRC and thus have no binding effect. Furthermore, in line with its transformation from a centrally-planned economy to a more free market-oriented economy, the PRC government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in the PRC is still evolving, laws and regulations or the interpretation of the same may be subject to further changes. For example, the PRC government may impose restrictions on the amount of tariff that may be payable by municipal governments to waste water treatment service providers like us. Also, more stringent environmental regulations may also affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

We are a holding company. All of our operations are conducted in the PRC and all of our revenues are generated from sales in the PRC. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. The mining industry in the PRC is relatively new and growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our services. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and adversely affect our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our services and recycled products.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the British Virgin Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries in China. As a result of our holding company structure, we rely primarily on dividend payments from our subsidiaries. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our common stock.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. As we rely entirely on revenues earned in the PRC, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Common Shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the PRC government changed its decade-old policy pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar up to December 31, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Recent PRC State Administration of Foreign Exchange (“SAFE”) Regulations regarding offshore financing activities by PRC residents, have undertaken continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

Recent regulations promulgated by the PRC State Administration of Foreign Exchange, or SAFE, regarding offshore financing activities by PRC residents have undergone a number of changes which may increase the administrative burden we face. The failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In 2005, SAFE promulgated regulations in the form of public notices, which require registrations with, and approval from, SAFE on direct or indirect offshore investment activities by PRC resident individuals. The SAFE regulations require that if an offshore company directly or indirectly formed by or controlled by PRC resident individuals, known as “SPC,” intends to acquire a PRC company, such acquisition will be subject to strict examination by the SAFE. Without registration, the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise.

Because our principal assets are located outside of the United States and all of our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. Federal Securities Laws against us and our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

During 2004, we became a British Virgin Islands company and our officers and directors are non-residents of the United States, our assets are located in the PRC and our operations are conducted in the PRC. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the British Virgin Islands or the PRC would enforce (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the British Virgin Islands or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

Our status as a “foreign private issuer” results in less information being available about us than about domestic reporting companies.

We are foreign private issuer and are not required to file as much information about us as United States issuers are required to file. In this regard we are not required to file quarterly reports on Form 10-Q or Current Reports on Form 8-K; we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures; the SEC proxy statement and information statement rules do not apply; and our officers, directors and principal shareholders are not required to file reports detailing their beneficial ownership of our shares. There is generally greater information available about United States issuers than about foreign private issuers such as us, and the lack of information about us makes it more difficult to make investment decisions about us.

As a “foreign private issuer” we are not subject to certain rules promulgated by Nasdaq that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Our Common Shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers such as China Natural Resources, we have determined not to comply with the following Nasdaq rules:

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a majority of our board of directors are not independent as defined by Nasdaq rules;

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our independent directors do not hold regularly scheduled meetings in executive session;

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the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present in the deliberations concerning his compensation;

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related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors;

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we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person;

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we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting; and

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we are not required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

Risks Related to our Common Stock

There are a limited number of our Common Shares in the public float and trading in our shares is not active; therefore, our Common Shares tend to experience price volatility.

There are currently approximately 7,255,000 of our Common Shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the People’s Republic of China. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The share price could, for example, decline precipitously in the event that a large number of shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative new or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be in the case with the stock of a seasoned issuer.

Our Chief Executive Officer and his affiliates control us through their stock ownership and their interests may differ from other shareholders.

Li Feilie, our Chief Executive Officer, beneficially owns approximately 67% of our outstanding Common Shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporation transactions such as business combinations. Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this report under “Security Ownership of Certain Beneficial Owners and Management.”

We do not intend to pay dividends in the foreseeable future and there are restrictions on the conversion of local currency.

We do not intend to pay dividends for the foreseeable future as we intend to reinvest earnings from operations, if any, back into our operations. In addition, our holding company structure creates restrictions on our payment of dividends. The payment of dividends is also subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies.

The rights of our shareholders are subject to British Virgin Islands law, the provisions of which may not be as favorable to shareholders as US law.

Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a United States corporation. In this regard, our directors are permitted to take action that, under the laws of most states of the United States, require shareholder approval. These actions include authorizing reorganizations, asset sales (of less than 50% of our total assets) and amendments to our Memorandum and Articles of Association (that do not vary the rights of shareholders).

The elimination of monetary liability against our directors, officers and employees under our articles of association and the existence of indemnification of our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our articles of association contains provisions which eliminate the liability of our directors for monetary damages to us and to our stockholders to the maximum extent permitted under the corporate laws of the British Virgin Islands. We may provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit us Company and our shareholders.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

From Inception Until 2006

China Resources was incorporated as Magenta Corp. on January 15, 1986, in the State of Nevada. China Resources had no operating business until control of it was acquired in December 1994, by the former shareholders of CNRI, who exchanged all of the issued and outstanding shares of capital stock of CNRI for 108,000 shares of China Resources’ Common Stock. As a result of the acquisition, the former shareholders of CNRI acquired 90% of the then issued and outstanding shares of Common Stock of China Resources, and CNRI became a wholly owned subsidiary of China Resources. CNRI was incorporated in the British Virgin Islands on December 14, 1993.

On December 9, 2004, China Resources merged with and into CNRI (the “Redomicile Merger”). The Redomicile Merger was consummated through an exchange of shares of China Resources for shares of CNRI on a one-for-one basis. As a result of the Redomicile Merger, the Company became domiciled in the British Virgin Islands and CNRI has succeeded to the rights and obligations of China Resources under its existing agreements and relationships. Prior to the Redomicile Merger, the Company’s Common Shares were traded on the Nasdaq Capital market under the symbol “CHRB”. Following the Redomicile Merger, the trading symbol was changed to “CHNR”.

Since its incorporation the Company has sought, acquired and operated various business opportunities that management believed could be operated profitably. Most recently, from 2003 until 2006, the Company operated an advertising, promotion and public relations business through its subsidiary, iSense Limited. iSense is an integrated marketing company dedicated to providing creative advertising and promotions services to both local and international customers engaged in various industries, including technology and new media, healthcare products and consumer goods.

Reverse Acquisition of Feishang Mining

On February 3, 2006, we acquired the entire issued and outstanding capital sock of Feishang Mining from Feishang Group Limited (“Feishang Group”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu, a PRC company. Wuhu is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. Mr. Li Feilie, our President, Chief Executive Officer, Chairman and principal shareholder, is the sole beneficial owner of Feishang Group. Since May 2003 and continuing following the reverse acquisition, Wuhu has engaged in the exploration, development and mining of minerals at mines located in Anhui Province, PRC.

~~Development of Mining Operations~~ Mineral Exploration Activities

On June 12, 2007, Yunnan Mining was formed as wholly-owned subsidiary of Wuhu. On September 10, 2007, Yunnan Mining entered into an agreement to form Hainan Nonferrous Metal as a stock company under the laws of the PRC. Yunnan Mining and its nominee collectively own 48% of Hainan Nonferrous Metal, which was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. During the year ended December 31, 2007, Hainan Nonferrous Metal acquired exploration rights at 12 mines located in Hainan Province, PRC, which are believed to contain molybdenum, copper, lead, zinc and gold. Hainan Nonferrous Metal has engaged third party subcontractors to perform the exploration of the mines, including topographical and geological surveys, exploratory drilling and sampling. However, until further exploration and analysis is completed we cannot predict the nature and extent of minerals contained in the mines, or the commercially viability of pursuing a plan of extraction.

During the year ended December 31, 2007, Wuhu acquired exploration rights to the Si Chong Gold-Silver-Lead-Zinc Mine. The mine is located in Anhui Province, PRC, approximately 3 kilometers west of Fanchang City. The exploration rights cover approximately 5.81 square kilometers and it is anticipated that the area covered by the exploration rights contains mineable quantities of silver, lead, zinc and copper.

On January 17, 2008, Yunnan Mining acquired a 45% joint venture interest in Jinshizhang Mine, located in Guangdong Province. It is anticipated that the joint venture will engage in the exploration and mining of nonferrous metals (including silver, lead, zinc and copper) at Jinshizhang Mine, that mining operations will commence in the fourth quarter of 2008, and that the results of mining operations will contribute to revenues during 2009.

Acquisition of Mark Faith

On March 4, 2008, we acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited and its wholly-owned subsidiary Feishang Copper Company Limited, from a related party Feishang Copper is engaged in the smelting and refining of copper for distribution in the PRC, from facilities located in Inner Mongolia.

Disposition of Pre-2006 Assets

On July 31, 2006, the Company sold its interest in iSense to the director and former shareholders of iSense for RMB2,060,000 (US$282,000). On October 3, 2006, the Company consummated the sale of all of its right, title and interest in and to its subsidiary HARC, to Allied Clear Investments Limited, an unaffiliated British Virgin Islands corporation, for a purchase price of RMB30,900,000 (US$4,235,000). At the time of the sale, HARC’a primary asset consisted of unlisted shares of a PRC company whose publicly traded shares are listed on the Shenzhen Stock Exchange.

Financing Activities

On August 24, 2007, the Company consummated the sale, to six non-U.S. persons, of an aggregate of 2,187,500 units, each unit consisting of two Common Shares and one warrant to purchase one Common Share, for a purchase price of $16.00 per unit, or an aggregate purchase price of $35 million. Each warrant entitles the holder to purchase one Common Share at an exercise price of $10.00 per share for a three year period commencing August 24, 2008.

Other Matters

The Company has not been a party to any bankruptcy, receivership or similar proceedings, trade suspensions or cease trade orders by any regulatory authority.

The Company’s executive offices are located at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong, telephone (852) 2810-7205. The Company does not currently have an agent in the United States.

B.

Business Overview

Through our operating subsidiaries, we are currently engaged in:

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The acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, micaceous oxide and copper concentrate extracted or produced at mines primarily located in Anhui Province ~~Hainan Province and Guangdong Province~~  in the PRC; and

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Operating a copper smelting facility in Inner Mongolia, PRC, and the sale of copper, gold, silver and sulfuric acid resulting from the smelting process.

Mining of Iron and Nonferrous Metals

The mines in which we have acquired mineral rights are covered by geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols. These procedures and protocols are different from the procedures and protocols generally recognized in the United States and do not include references to “proven” or “probable” reserves. Since our geological surveys do not report “proven” or “probable” reserves, SEC rules and regulations and related Staff policies do not permit us to disclose the estimated mineral reserves reported in our geological surveys. We do not intend to obtain feasibility studies that draw conclusions as to “proven” or “probable” mineral reserves at the mines covered by our mineral rights, and our intention is to continue extracting minerals until expiration of our rights or depletion of minerals, whichever occurs first. We are, therefore, unable to provide independent confirmation that the reserve estimates included in the geological surveys would be “proven” or “probable” or that the minerals in the mines in which we have mineral rights will not be depleted prior to the expiration of the term of our rights. See “Risk Factors.”

Our mining operations are conducted by:

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Wuhu, a PRC company that is wholly-owned by Feishang Mining. Wuhu is principally engaged in the mining of zinc, iron and other minerals and nonferrous for distribution in the PRC;

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Yunnan Mining, a PRC company established on June 12, 2007 as a wholly owned subsidiary of Wuhu. Yunnan Mining, which was established to engage in the mining and processing of nonferrous metals in the PRC, owns a 45% equity interest in Jinshizhang Mine, where it is expected that mining operations will commence during the fourth quarter of 2008; and

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Hainan Nonferrous Metal, a stock company formed on September 27, 2007 that is 48% owned by Yunnan Mining and its nominee. Hainan Nonferrous Metal intends to mine non-ferrous metals in the PRC, initially at 12 mines located in Hainan Province for which it has acquired exploration rights.

Industry Overview

Zinc

Zinc is used in a multitude of applications. Since zinc has a relatively high place in the galvanic series of metals and consequently demonstrates excellent resistance to atmospheric corrosion, the major application of zinc is in galvanizing – a zinc coating on steel to prevent corrosion, which accounts for approximately 50% of the total world zinc consumption. Other applications of zinc include production of brass, die-casting zinc annoy, zinc oxide, etc. Zinc products are widely used in the infrastructure, housing, communication, household appliance and automobile sectors. Most of the world’s production is concentrated in Australia, Canada, China and Peru, which together account for 60% of the world’s total. China is world’s largest zinc producing and consuming country.

Driven by the rapid growth in mainland China’s economy over the past few years, there has been a steep rise in demand, production and prices of zinc. The following shows the production, consumption and prices of zinc in China over the past five years:

	2003	2004	2005	2006	2007

Production (in thousand tons)	2,300	2,520	2,745	3,150	3,714
Consumption (in thousand tons)	2,060	2,680	3,219	3,550	3,635
Average price (RMB/ton)	8,504	11,459	13,713	27,765	28,166

Source: China Non-ferrous Metal Industry Association

Iron

Iron ore is one of the key compounds for producing crude steel which is used mainly by the infrastructure, real estate, shipbuilding and automobile sectors. Most of the world’s production is concentrated in Australia, Brazil, the PRC, India and South Africa, which together account for over 70% of the world’s total. In 2006, the total world iron ore production and consumption were approximately 1.47 billion tons and 1.59 billion tons, respectively. While the PRC is the largest producer of crude iron ore, it is also the largest importer of iron ore in the world. The iron ore production in the PRC increased by more than 150% from 233 million tons in 2002 to 588 million tons in 2006. However, the PRC only ranked the fifth in the world on the proven iron reserves with a relatively low iron content of approximately 33% compared to over 60% of that of Australia and Brazil. As the PRC economy continues to record strong growth, the PRC has become the dominant source of iron ore demand growth. The iron ore imported by the PRC increased by over 120% from 148 million tons in 2003 to 326 million tons in 2006.

World iron ore production is dominated by three companies: Companhia Vale do Rio Doce (Brazil), Ril Tinto Plc (Australia) and BHP Billiton Limited (Australia). These three companies together account for approximately 70% of world’s total iron ore exports.

Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group Limited

(the “Feishang Group”), a British Virgin Islands company. Mr. Li Feilie, our President, Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its Common Shares to Feishang Group, representing approximately 86.4% of its then issued and outstanding Common Shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 Common Shares), and issued to Feishang Group warrants (the "Warrants") to purchase an additional 4,500,000 Common Shares. Ching Lung Po, director, President, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Li Feilie, Chairman of Feishang Mining, was appointed as director, President, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition.

The Warrants entitle the holder to purchase: 2,000,000 Common Shares at an exercise price of $4.00 per share for a period of two years from the closing date; 1,500,000 Common Shares at an exercise price of $4.50 per share for a period of three years from the closing date; and 1,000,000 shares at an exercise price of $5.00 per share for a period of four years from the closing date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical. The Warrants provide that the exercise price is subject to adjustment in the event of stock splits, dividends and reclassifications. The expiration date of the Warrants is subject to acceleration in the event of the sale, conveyance or disposal of all or substantially all of the Company’s property or business or a merger with or into or consolidation with another company or other transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of, except for a merger undertaken solely for the purpose of changing the domicile of the Company or in connection with an equity financing in which the Company is the surviving corporation. Warrants to purchase 2,000,000 Common Shares were exercised by Feishang Group on February 1, 2008, and the Company received gross proceeds of $8,000,000 in connection therewith.

Wuhu

History and Overview of Wuhu

Wuhu was established as a Sino-foreign joint stock limited liability company between Wuhu Feishang Enterprise Development Company Limited (“WFED”) (50%) and Feishang International Holdings Limited (“FIH”) on June 21, 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu is RMB12,000,000 (US$1,644,000), of which RMB6,000,000 (US$822,000) was contributed by each of WFED and FIH. In May 2003, Wuhu acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a stated-owned enterprise (“Anhui Fanchang”). In April 2005, WFED and FIH transferred their interests in Wuhu to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu.

Wuhu's principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu currently operates two mines located in Wuhu City, Anhui Province, the PRC, for which it has acquired mining rights: The Yang Chong Mine contains iron and zinc minerals and the Zao Yun Mine contains mainly iron minerals. The two mines produced approximately 46,000 tons of iron and 6,400 tons of zinc in 2006, and approximately 57,000 tons of iron, 4,000 tons of zinc and 53 tons of copper concentrate in 2007. The majority of the iron and zinc ore is mined from the Yang Chong Mine. Wuhu acquired the entire business of Anhui Fanchang in May 2003, including but not limited to the mining rights to two mines, the properties and the refinery facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu acquired exploration right to a third mine – the Si Chong Mine – where preliminary exploration is presently being conducted.

The table below summarizes the production quantity and sales quantity for each of the years ended December 31, 2005, 2006 and 2007 included in continuing operations.

	2005	2006	2007

Production quantity (tons): Zinc Iron Micaceous iron oxide – grey Copper concentrate	8,650 46,800 524 —	6,380 46,107 628 —	3,925 55,580 1,080 53

Sales quantity (tons): Zinc Iron Micaceous iron oxide – grey Copper concentrate	8,841 46,201 612 —	6,248 46,357 713 —	4,113 56,070 1,296 51

Yang Chong Mine

The Yang Chong Mine is an underground mine located in Fanyang Town, Fanchang, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°08’00”, NL31°05’40”. The mine is approximately 4.2 kilometers east of Fanchang City and 13.5 kilometers north-west of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers from Wuhu City. Yang Chong Mine has a total mining area of 0.186 square kilometers. The Yang Chong Mine contains iron and zinc.

The area’s mining history dates back to the early 1990s. An exploration and development campaign was completed by Nanchang Engineering & Research Institute of Nonferrous Metal in 1991, with a planned daily mining capacity of approximately 100 tons of ore. Full scale ore production started in 1999 and the daily mining capacity gradually increased to approximately 900 tons of ore in 2007.

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at Yang Chong Mine is licensed to Wuhu by the State for a period of years (see “Government Regulation,” below). The Company is the only party that is currently licensed to mine the Yang Chong Mine. The Company’s current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry.

Yang Chong Mine is a zinc-iron underground mine. The formations are believed to date from the Silurian to Triassic ages, with deposits in limestone and diritic porphyrit contact belt. Ore bodies consist of zinc, magnetite and composite iron bed. The general course of the mine is N85°E, with NNE inclination of 70°. There are three ore bodies found in the area. Ore body I is mainly zinc-iron paragenic deposits. The low side of the ore body is uncontinuous magnetite deposits. Ore body II consists of zinc-iron paragenic deposits and zinc deposits. Ore body III consists of continuous deposits and iron deposits.

Access to the underground workings at the Yang Chong Mine is via a ramp from the surface and connecting numerous levels. At the end of 2006, the exploitation of the Yang Chong Mine 50 meters below sea level has been nearly completed. Since early 2007, the principal working levels lay between the elevations of 50 and 150-meters below sea level. The electricity supply in the mining area is mainly provided by East China Grid, with 500 kilo voltage of transmission base located in 3 kilometers east of Yang Chong Mine.

Wuhu outsources mine extraction to an unrelated third party. Under an agreement dated January 1, 2007 and a supplementary agreement dated August 20, 2007, Wuhu entered into sub-contracting agreements with Wenzhou Mining Engineering Co. Ltd. for outsourcing the mine extraction work for Yang Chong Mine. Under the agreements, the subcontractor charges a service fee of RMB51.9 (US$7.11) per ton of ore extracted, with an increase to RMB59.9 (US$8.21) per ton of ore extracted effective from September 1, 2007, and RMB13 (US$1.78) per ton of useless stone removal. For the developing of ramps, the subcontractor charges a service fee of RMB1,500 (US$206) per extra meter of inclined shaft and RMB1,188 (US$163) per extra meter of flat shaft. Except for the mining of raw minerals, which is outsourced to an unrelated third party (as described above), all the procedures of the refinery process are performed by Wuhu. Raw minerals extracted from Yang Chong Mine are refined into iron and zinc metals in factories located near the mine.

All equipment, infrastructure and facilities material to Wuhu’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tons of finished products per day. The processing facilities process raw ore from both the Yang Chong Mine and Zao Yun Mine. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2006 and 2007, the net book value of property, plant and equipment of Yang Chong Mine was approximately RMB16,269,000 (US$2,230,000) and RMB16,896,000 (US$2,315,000), respectively.

Zao Yun Mine

The Zao Yun Mine is also an underground mine located in Fanyang Town, Fanchang, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°12’47”, NL31°08’54”. The mine is approximately 8.5 kilometers east of Fanchang City and 17 kilometers northwest of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers through Wuhu City. Zao Yun Mine has a total mining area of approximately 0.0136 square kilometers. The Zao Yun Mine contains mainly iron. Since the fourth quarter of 2006, a small quantity of copper was found in Zao Yun Mine, and Wuhu has installed processing equipment for copper which is currently under production.

The Zao Yun Mine has been in operation since 1998. In 2006, the monthly mining capacity of the Zao Yun mine was approximately 4,000 tons of iron ore. The Company is the only party that is currently licensed to mine the Zao Yun Mine. The Company’s current license to mine the Zao Yun Mine expires on October 31, 2009, and may be renewed upon expiry.

Access to the underground workings at the Zao Yun Mine is via a ramp from the surface and connecting numerous levels. At the end of 2006, the exploitation of the Zao Yun Mine 70-meters below sea level was completed. Since early 2007, the principal working levels lay between 70 and 195 meters below sea level. The electricity supply in the mining area is mainly provided by Meishan Power Station, with 110 kilo voltage of transmission base located in 8 kilometers north-east of Zao Yun Mine.

Wuhu outsources mine extraction to an unrelated third party. Under an agreement dated January 1, 2007, Wuhu entered into sub-contracting agreements with Wenzhou Mining Engineering Co. Ltd. for outsourcing the mine extraction work for Zao Yun Mine. Under the agreement, the subcontractor charges a service fee of RMB68 (US$9.32) per ton of ore extracted and RMB19.5 (US$2.67) per ton of useless stone removal. Except for the extraction of raw minerals, which is outsourced to an unrelated third party, all phases of the refinery process are performed by Wuhu.

All equipment, infrastructure and facilities material to Wuhu’s operations are believed to be in good condition. The plant was constructed in 1998 and has been periodically upgraded. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and administration building. At December 31, 2006 and 2007, the net book value of property, plant and equipment of Zao Yun Mine was approximately RMB3,088,000 (US$423,000) and RMB2,757,000 (US$378,000), respectively.

Si Chong Mine

During the year ended December 31, 2007, Wuhu acquired exploration right to an additional mine for consideration of RMB700,000 (US$95,929). The Si Chong Gold-Silver-Lead-Zinc Mine is located in Sun Cun Town, Fanchang, Anhui Province in the PRC, approximately 4 kilometers north of Fanchang City. The exploration right cover an area of approximately 5.52 square kilometers. The mine is undergoing preliminary exploration, and it is anticipated that the mines contain mineable quantities of silver, lead, zinc and copper. However, until further exploration and analysis is completed we cannot predict the nature and extent of minerals contained at the mines, or the commercially viability of pursuing a plan of extraction.

Processes and Salable Products

Wuhu’s principal activities are conducted in two areas – mining and ore processing. Mining activities consist of opening of ore deposits, cutting and stopping (excavation in successive layers), mine transportation, and planning, designing and construction relating to mining operations. Ore processing is the second stage in our operation through which ores are converted into nonferrous metals concentrates (zinc, iron, micaceous iron oxide grey and copper concentrates) as salable products. To produce metal concentrates, we segregate the useful components of ores from useless stones through physical (such as magnetic separation) or chemical methods, or a combination of the two, and then collect the useful metal components through a number of concentration methods.

The metallurgical process of our zinc, iron and copper concentrates products are identified below:

MINING CONSISTS OF:

Drilling → Blasting → Ore Drawing → Fragmentation Hauling → Hoisting Transportation

ORE PROCESSING CONSISTS OF:

Crushing → Grinding → Classifying → Flotation

IN THE CASE OF ZINC AND COPPER CONCENTRATE PRODUCTS, THE FOLLOWING ADDITIONAL PROCESSES OCCUR FOLLOWING FLOTATION:

Pooling → Mineral Concentrate Dehydration → Finished Zinc/Copper Concentrate Products

IN THE CASE OF IRON CONCENTRATE PRODUCTS, THE FOLLOWING ADDITIONAL PROCESSES OCCUR FOLLOWING FLOTATION:

Magnetic Separation → Finished Iron Concentrate Products

The metallurgical process of our micaceous iron oxide grey product is as follows:

Raw Ore → Crushing → Ball Milling → Classifying → Two Stages Separation →Swing Bed → Free Setting → Baking → Powder Screening → Finished Micaceous Iron Oxide Grey Product

Our metal concentrate products are sold to downstream smelting companies for further smelting and refining into respective metals. Additional information relating to our salable products, the markets in which we participate and the determination of market prices is as follows:

Zinc: Chemical element symbol Zn, zinc is a silvery metal that quickly tarnishes to a blue-gray appearance and is ideal for anticorrosion, heat and electricity conduction. It is primarily plated on the surface of steel, iron and other metals as an anti-corrosive layer. Zinc is the principal material used in dry batteries. Our zinc concentrate product is sold in its entirety to Huludao Zinc Industry Co., Ltd., a Shenzhen-listed company which is located in Huludao city, Liaoning province, the PRC, and which is primarily engaged in the zinc smelting business. The price of our zinc concentrate is generally set at 50% (to be adjusted by the grading of the product) of the monthly average price of “#0” electrolytic zinc announced by Shanghai Nonferrous Metals website ( www.smm.com.cn ).

Copper: Chemical element symbol Cu, copper is a ductile metal with excellent electricity conductivity and is rather supple in its pure state and has a pinkish luster. It is primarily used as a heat conductor, an electrical conductor, as a building material, and as a constituent of various metal alloys. Our copper concentrate product is sold in its entirety to Tongling Nonferrous Metals Group Holdings Co. Ltd. a Shenzhen-listed company which is located in Anhui province, the PRC, and which is primarily engaged in the copper smelting business. The price of our copper concentrate is generally set at 86% (to be adjusted by the grading of the product) of the monthly average price of “#1” electrolytic zinc announced by Shanghai Nonferrous Metals website ( www.smm.com.cn ).

Iron: Chemical element symbol Fe, iron is a lustrous, silvery soft metal. It is the most abundant metal in metallic meteorites. Iron and iron alloys are the most common source of ferromagnetic materials in everyday use. Our iron concentrates product is sold to iron smelting plants located in Anhui province. The price of our iron concentrate is generally negotiated with reference to the regional average purchase price and the information announced by China Commodity Marketplace website ( www.chinaccm.c om).

Micaceous Iron Oxide (MIO): Chemical compound symbol Fe 2 O 3 , MIO is a crystalline form of iron oxide that differs from the more familiar red, yellow, and brown forms of iron oxide pigments. Like the other forms of iron oxide, MIO is a very inert material. It is insoluble in water, organic solvents, and alkalis, and is only slightly soluble in strong acids at elevated temperatures. It is un-reactive to most chemicals and is heat stable up to its melting point of over 1,000 degrees centigrade and is non-toxic, non-oxidizing, non-corrosive, and non-flammable. The use of coatings containing MIO pigments is becoming increasingly rapid in manufacturing and industries and products such as durable antiseptic coating paint, primer and finish paint on steel structures. Our MIO products are primarily sold to chemical and paint manufacturers in East China, Shanghai and Jiangsu Province, for manufacturing of various types of paints for ships, ocean-engineering and pleasure boats. The price of our MIO is generally negotiated with reference to the demand and supply in the market and the price of competitors.

The average selling prices per metric ton of our major products for each of the three years ended December 31, 2005, 2006 and 2007, are set forth on the table below:

Major Product	2005	2006	2007
	RMB/ MT	RMB/ MT	RMB/ MT
Zinc concentrate (Grade 42% ~ 44%)	7,194	18,609	17,873
Iron concentrate (Grade 65% ~ 66%)	708	597	849
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	1,876	2,002	1,296
Copper concentrate (Grade 18% ~ 20%)	n/a	n/a	49,711

Suppliers

As a mining enterprise, Wuhu’s ore is mined from Yang Chong Mine and Zao Yun Mine. Wuhu purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, normal credit terms are granted by major suppliers range from 30 to 60 days on an open account basis.

During the years ended December 31, 2005, 2006 and 2007, the largest five suppliers accounted for 59%, 54% and 44%, respectively, of Wuhu’s purchases. During the years ended December 31, 2005, three suppliers accounted for 24%, 15% and 10%, respectively, of Wuhu’s purchases. During the year ended December 31, 2006, two suppliers accounted for 14% and 13%, respectively, of Wuhu’s purchases. During the year ended December 31, 2007, one supplier accounted for 12% of Wuhu’s purchases.

Customers

Wuhu sells zinc and iron products to companies in the PRC. All of Wuhu’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. Wuhu has a one-year sales contract with Huludao subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu. The loss of Huludao as a source for Wuhu’s zinc production would require Wuhu to identify new outlets for its zinc and could delay revenue generation and adversely affect our results of operations (see Item 3D – Risk Factors). Most sales to Huludao were made on cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Approximately 90% of these sales are made on a cash on delivery basis. For the others, management may extend up to one month’s credit to customers who are determined to be creditworthy.

At December 31, 2005, 2006 and 2007, the largest five customers accounted for 99%, 100% and 100% of trade receivables, respectively. During the year ended December 31, 2005, three customers accounted for 65%, 12% and 8%, respectively, of Wuhu’s sales. During the year ended December 31, 2006, three customers accounted for 85%, 5% and 5%, respectively, of Wuhu’s sales. During the year ended December 31, 2007, three customers accounted for 59%, 13% and 8%, respectively, of Wuhu’s sales.

Competition

Wuhu faces competition from Nanjing Xixia Lead Zinc Silver Mine (“Nanjing”) which produces 20,000 tons of zinc annually. Huludao sources zinc metal from both Nanjing and Wuhu. However, as the annual demand of zinc metal of Huludao is 300,000 tons and Wuhu has a long-standing sales relationship with Huludao, management believes that Wuhu will be able to renew its sales contract with Huludao as it has in the past. In addition, Wuhu faces competition from other smaller mines around the region for its iron products. However, management believes that Wuhu has the competitive advantage based upon its high product quality and purity, and low cost of production.

Hainan Nonferrous Metal

History of Yunnan Mining and Hainan Nonferrous Metal

Yunnan Mining is a PRC company established on June 12, 2007 and is a wholly owned subsidiary of Wuhu with a registered capital of RMB50,000,000 (US$6,852,000). Yunnan Mining was established to engage in the mining and processing of nonferrous metals in the PRC.

On September 10, 2007, Yunnan Mining entered into a Founder Shareholders Agreement with Hainan Jindi Industry Corporation (“Hainan Jindi”), Yangpu Fengyu Industry Development Co. Ltd. (“Yangpu Fengyu”) and six individual residents of the PRC, to form Hainan Nonferrous Metal as a stock company under the laws of the PRC, Hainan Jindi, a stated-owned enterprise, is a subsidiary of the Hainan Bureau of Geological Exploration, and Yunnan Mining understands that the six individual PRC residents are members of management of Hainan Jindi. Yangpu Fengyu is the nominee of Yunnan Mining.

Hainan Nonferrous Metal has a registered capital of RMB68,000,000 (US$9,319,000), which was contributed 40% by Hainan Jindi, 30% by Yunnan Mining, 18% by Yangpu Fengyu and 12% by the six individuals. Yunnan Mining, together with its nominee Yangpu Fengyu, collectively own a 48% equity interest in Hainan Nonferrous Metal.

Acquisition of Exploration Rights

Hainan Nonferrous Metal was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. During the year ended December 31, 2007, Hainan Nonferrous Metal acquired exploration rights covering 12 mines located in Hainan Province, PRC, for total consideration of RMB33 million. Required formalities for the transfer of the exploration rights are expected to be completed in the second quarter of 2008.

Hainan Nonferrous Metal has engaged third party subcontractors to perform the exploration of the 12 mines, including topographical and geological surveys, exploratory drilling and sampling. However, until further exploration and analysis is completed we cannot predict the nature and extent of minerals contained in the mines, or the commercially viability of pursuing a plan of extraction. Further, details of the exploration projects are shown in the following table:

Exploration Projects	Location	Exploration Area (sq. km)	Validity Period of the Exploration Right		Purchase Consideration RMB
			From	To
Mineral exploration of Zhengmianling Copper Polymetallic Mine	Anding County, Hainan Province	19.05	April 30, 2007	April 30, 2010	8,677,100

Preliminary mineral exploration of Jinling Gold Mine	Chengmai County, Hainan Province	38.84	November 10, 2006	November 10, 2009	854,100

Preliminary mineral exploration of Laomaogou Lead-Zinc Mine	Zhongsha Town, Dongfang City, Hainan Province	5.49	February 27, 2007	February 27, 2010	638,600

Preliminary mineral exploration of Hanxiao Copper Mine	Qianjia Town, Ledong County, Hainan Province	8.55	July 8, 2006	July 8, 2009	1,117,600

Preliminary mineral exploration of Dadao Molybdenum-Lead Zinc Mine	Qianjia Town, Ledong County, Hainan Province	12.21	February 27, 2007	February 27, 2010	5,108,800

Preliminary mineral exploration of Baowenling Molybdenum-Lead-Zinc Mine	Nanlin Town, Baoting County, Hainan Province	42.35	February 27, 2007	February 27, 2010	5,140,800

Mineral exploration of Daogangling Lead Zinc Mine	Baisha County, Hainan Province	14.60	February 27, 2007	February 27, 2010	638,600

Mineral exploration of Dayinling Copper Polymetallic Mine	Qiongzhong City, Hainan Province	26.33	February 27, 2007	February 27, 2010	830,200

Mineral exploration of Xinyuan Lead-Zinc Mine	Dongfang City, Hainan Hainan	5.08	November 9, 2006	November 9, 2009	383,200

Mineral exploration of Yitong Copper Polymetallic Mine	Ledong County, Hainan Province	26.66	November 10, 2006	November 10, 2009	1,117,600

Mineral exploration of Baoshi Copper Polymetallic Mine	Baoting County, Hainan Province	26.47	July 3, 2006	July 3, 2009	5,140,800

Mineral exploration of Haoganling Molybdenum Copper Mine	Fenghuan Town, Sanya City, Hainan Province	40.72	April 30, 2007	April 30, 2010	3,352,600

Description of Exploration Rights

Geology Team No. 934 of Geology and Mineral Resources of Hainan Province has been engaged to conduct the exploration projects of Baowenling Molybdenum-Lead-Zinc Mine, Laomaogou Lead-Zinc Mine, Dadao Molybdenum-lead-Zinc Mine and Hanxiao Copper Mine. Hainan Provincial Institute of Nonferrous Exploration Technology has been engaged to conduct the exploration projects of Jinling Gold Mine, Daogangling Lead-Zinc Mine, Dayinling Copper Polymetallic Mine and Zhengmianling Copper Polymetallic Mine. Resources and Environment Survey, directly under the Bureau of Geological Exploration of Hainan Province, has been engaged to conduct the exploration projects of Haoganling Molybdenum Copper Mine, Baoshi Copper Polymetallic Mine, Yitong Copper Polymetallic Mine, Xinyuan Lead-Zinc Mine. They are all qualified geology surveyors holding qualification certificates issued by the Ministry of Land and Resources of the PRC. All of our exploration projects are expected to be financed by internally-generated funds.

A summary of the exploration rights held by Hainan Nonferrous Metal Company Limited and Longchuan Metals and Stone Mining Co. Ltd. is as follows:

Mineral Exploration of Zhengmianling Copper Polymetallic Mine

The geological coordinate of this property is EL 110°15′00″~ 110°17′00″and NL 19°16′00″~ 19°18′30″covering a site area of 19.05 km2. The forming of this ore field experienced a long period of magma crystallization and quartz pyrites. This type of ore deposit is estimated to be a copper-molybdenum deposit with good exploration prognosis. To date, only the first stage of geochemical exploration has been completed. At this time we have no detailed plan to conduct exploration on this property ..

Preliminary Mineral Exploration of Jinling Gold Mine

The geological coordinate of this property is EL 110°00′00″~ 110°03′00″and NL 19°30′00″~ 19°34′00″covering a site area of 38.84 km2. This exploration property is located on a gold-silver-lead-zinc polymetallic metallogenic belt in northern Hainan Island. The geological structure and condition are favorable for the mineralization of gold deposits. To date, only the first stage of geochemical exploration has been completed. Field geology, second stage geochemical exploration and geophysics exploration are expected to commence after January 2009; trenching activity is expected to be commenced in March 2009, and drilling in May 2009. The total budgeted amount for this project is anticipated to be RMB1.32 million (US$181,000).

Preliminary Mineral Exploration of Laomaogou Lead-Zinc Mine

The geological coordinate of this property is EL 108°45′15″~ 108°46′00″and NL 18°45′00″~ 18°47′15″covering a site area of 5.49 km2. The exploration property is located on a gold polymetallic metallogenic belt in Hainan Island. The environment and geological condition in this exploration area are favorable for mineralization as the granite massif outcrop in the exploration area was the ore-forming mother rocks of lead-zinc deposit. There is a lead-zinc deposit found in the southwest of the exploration property and a gold deposit found in the east, indicating a favorable prospecting potential. To date, only first stage geochemical exploration has been completed. A detailed exploration plan will be formulated following receipt and evaluation of the formal report of geochemical exploration.

Preliminary Mineral Exploration of Hanxiao Copper Mine

The geological coordinate of this property is EL 109°06′15″~ 109°08′00″and NL 18°33′15″~ 18°34′45″covering a site area of 8.55 km2. The exploration property is located on a gold-molybdenum-copper metallogenic belt in southern Hainan Island. A lead-zinc deposit and a molybdenum polymetallic deposit have been discovered in the southwest of the exploration area. Several 50-200m long and 10-15m wide outcrops of mineral-enriched skarn have been found in granite, indicating a favorable mineralization potential. To date, only the first stage geochemical exploration has been performed. A detailed exploration plan will be formulated following receipt and evaluation of the formal report of geochemical exploration.

Preliminary Mineral Exploration of Dadao Molybdenum-Lead Zinc Mine

The geological coordinate of this property is EL 108°58′00″~ 108°59′30″and NL 18°31′30″~ 18°34′30″covering a site area of 12.21 km2. The exploration property is located on a molybdenum-copper metallogenic belt in southern Hainan Island. The ore deposit is estimated to be a polymetallic ore deposit, with favorable exploration prospect of molybdenum-lead-zinc polymetallic ore. To date, only the first stage geochemical exploration has been performed. A detailed exploration plan will be formulated following receipt and evaluation of the formal report of geochemical exploration.

Preliminary Mineral Exploration of Baowenling Molybdenum-Lead-Zinc Mine

The geological coordinate of this property is EL 109°30′~ 109°32′30″and NL 18°24′~ 18°30′covering a site area of 42.35 km2. The entire site, which is located in the center of Tonganling volcanic basin, is covered by anomalous 50 km2 zone of damp sediment enriched with copper, gold and molybdenum. These anomalous zones are distributed orderly with strong sign of mineralization. A copper and molybdenum ore field has been found in the eastern direction to our site, indicating a good prospecting potential of large and medium size copper and molybdenum deposit. To date, only the first stage geochemical exploration has been done. A detailed exploration plan will be formulated following receipt and evaluation of the formal report of geochemical exploration.

Mineral Exploration of Daogangling Lead Zinc Mine

The geological coordinate of this property is EL 109°26′30″~ 109°28′45″and NL 19°07′00″~ 19°09′00″covering a site area of 14.60 km2. The exploration area is located on a gold-silver-lead-zinc polymetallic belt of Hainan Island. The geological structure has a strong metallogenic sign of mineralization. To date, only the first stage geochemical exploration has been completed. Field geology work and the second stage geochemical exploration are expected to be carried out after March 2009 and geophysics exploration is expected to commence sometime after April 2009. Trenching activity is expected to commence in May 2009; and drilling in July 2009. The total budgeted amount for this project is anticipated to be RMB1.27 million (US$174,000).

Mineral Exploration of Dayinling Copper Polymetallic Mine

The geological coordinate of this property is EL 109°41′00″~ 109°44′15″and NL 19°21′00″~ 19°23′30″covering a site area of 26.33 km2. The exploration area is located on a gold-silver-lead-zinc polymetallic belt of Hainan Island. The tectonic and magmatite structure is favorable to mineralization. To date, only the first stage geochemical exploration has been completed. At this time we have no detailed plan to conduct exploration on this property ..

Mineral Exploration of Xinyuan Lead-Zinc Mine

The geological coordinate of this property is EL 108°46′00″~ 108°47′15″and NL 18°46′15″~ 18°47′30″covering a site area of 5.08 km2. The exploration property is located on a polymetallic belt of Hainan Island. There are medium-grade lead and zinc ore bodies outcrops found in the exploration area. The ores are also associated with gold and silver. We believe that this property has a favorable prospecting potential. To date, only the first stage geochemical exploration has been performed. A detailed exploration plan will be formulated following receipt and evaluation of the formal report of geochemical exploration.

Mineral Exploration of Yitong Copper Polymetallic Mine

The geological coordinate of this property is EL 109°12′30″~ 109°15′00″and NL 18°30′00″~ 18°33′30″covering a site area of 26.66 km2. The exploration property is located on a leading molybdenum-copper polymetallic belt in southern Hainan Island. A few copper, gold, molybdenum ore occurrences were discovered in the area. The property is believed to have a good metallogenic potential for molybdenum-copper deposit and gold deposit. To date, only the first stage geochemical exploration has been performed. A detailed exploration plan will be formulated following receipt and evaluation of the formal report of geochemical exploration.

Mineral Exploration of Baoshi Copper Polymetallic Mine

The geological coordinate of this property is EL 109°34′00″~ 109°37′00″and NL 18°27′00″~ 18°30′15″covering a site area of 26.47 km2. The exploration property is located on a leading molybdenum-copper polymetallic belt in Hainan Island. Four molybdenum-copper ore deposits have been discovered around the property and we believe that the property has a good prospecting potential of molybdenum-copper deposit and gold deposit. To date, the first stage geochemical exploration, field geology work and second stage geochemical exploration have been completed. Geophysics exploration is being carried out. Trenching activity and drilling activity are pending the general survey result of two adjacent properties owned by third parties. The total budgeted amount for this project is RMB1.33 million (US$182,000).

Mineral Exploration of Haoganling Molybdenum Copper Mine

The geological coordinate of this property is EL 109°25′00″~ 109°27′30″and NL 18°25′00″~ 18°28′00″covering a site area of 40.72 km2. The tectonic structure of this exploration property is favorable for forming molybdenum-copper deposit. To date, the first stage geochemical exploration, the field geology work and the second stage geochemical exploration have been completed. There is no current plan of geophysics exploration at this time. The total budgeted amount for this project is RMB1.49 million (US$204,000).

Jinshizhang Mine

On January 17, 2008, Yunnan Mining consummated the acquisition of a 45% equity interest in Longchuan Metals and Stones Mining Co. Ltd. (“Longchuan”) and a 45% interest in the exploration right at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province, the PRC (the “Exploration Right”) from Beijing SinoTech Institute of Mineral Exploration Co. Ltd. (“BSTIME”) (15%) and Lueyang Longda Stone Casting Co. Ltd. (“LLSC”) (30%) for a total purchase price of RMB38,896,300 (US$5,330,000). The exploration right covers an area of approximately 52.67 square kilometers, of which approximately 1.45 square kilometers has undergone detailed exploration, and the balance has undergone preliminary exploration. Longchuan has submitted application for the mining right for the 1.45 square kilometer detailed exploration area of Jinshizhang Mine. It is anticipated that Longchuan will engage in the exploration and mining of non-ferrous metals (including silver, lead, zinc and copper) at Jinshizhang Mine, that mining operations will commence in the fourth quarter of 2008, and that the results of mining operations will contribute to revenues during 2009.

Mineral Exploration of Jinshizhang Mine

The geological coordinate of this property is EL 115°19′00″～115°25′00″and NL 24°42′00″～24°45′00″covering a site area of 52.93 km2. The exploration area is located on Nanlin matellogenic belt, an important matellogenic belt in China, which is rich in mineral resources such as silver, lead, zinc, tungsten and tin. The geological environment and metallogenic condition of this exploration area is very similar to other large scale silver-gold ore deposits found on Nanlin matellogenic belt. There are fourteen ore bodies found in the exploration area, six of them are outcrops, indicating a great prospecting potential of silver and multi-metallic deposit. Beijing Sino Technology Institute of Mineral Exploration Co., Ltd., a qualified geological survey holding qualification certificate issued by the Ministry of Land and Resources of the PRC, has been engaged to conduct the detailed geological survey; of which 1.45 km2 site area was completed in November 2007. The property is estimated to be a silver, lead, zinc and copper multi-metallic mine with good exploration prognosis. To date, we are in the process of applying the mining permit for 1.45 km2 site area of this property; and the first stage geochemical exploration, field geology work, geophysics exploration, trenching and drilling activities for the remaining 51.48 km2 area are in progress. The total amount already incurred for detailed geological survey of the 1.45 km2 property is RMB 2.45 million (US$ 336,000) and a budget of another RMB 2.40 million (US$329,000) has been set aside for the reconnaissance geological survey of the remaining 51.48 km2 area.

Exploration and Sampling Procedures

In order to examine the anomalies in the exploration areas, and evaluate their prospecting potential, comprehensive research will be undertaken substantially as follows:

•

Conduct field geology work and sample check to a number of anomalies in the exploration area and study their formation. Carry out engineering exercise and sampling procedure on discovered ore bodies or anomalies found in geochemical prospecting. Analyze the ore body location, mineralization and abnormality distributions.

•

Based on the results of geochemical prospecting, carry out mountain land engineering in the anomalous region with highest probability of mineralization. Develop long trench exploration activities on the section line on the targeted area to reveal the anomaly, and set up additional short trench to control the surface if needed.

•

Exploration drilling: Based on the distribution data of ore bodies obtained from mountain land engineering, other geological and condition factors, conduct a few shallow drilling to check the anomaly in the targeted mineralization zone in order to obtain the data regarding mineralization distribution, scale and grade. This provides the basis for next step exploration.

A brief description of our sampling procedures is as follows:

•

Sampling collection: Collect 200g of secondary halo sample from “B” eluvium at a depth of 10-30 cm. Sampling is taken from two different points in a range within 1/4 dot pitch distance from the measuring points. If the sampling cannot be conducted in the area near measuring points due to bed rock or surface water body, then an additional sampling will be picked up within a wide range of 10 meters. The reason for skipped sampling should be documented on the result map.

•

Sample preparation: The sample will be dehydrated, sieved through 60-mesh stainless-steel-wire-mesh, and blended in diagonal method. It will then be placed into paper packaging, assigned code, delivered to the laboratory, rotary split and sieved into 0.093mm fractions. Afterwards, it will be screened through 160 mesh sieve. Finally, semi-quantitative spectroscopic analysis will be carried out.

•

Sample analysis: There are four analytical methodologies adopted to analyze the samples - direct reading spectrometry; polarographic analysis; chemical spectrometry; and X-ray fluorescence spectrometry.

•

Quality examination and analysis: During chemical analysis, those samples with abnormal results or obtained from anomalous sectors will be selected for spot chemical test. Usually, 5% out of the samples will be picked up.

We have developed our exploration program to comply with the following PRC protocols and/or specifications:

•

Specifications of survey for geological and mineral resources exploration (DZ/ T0091);

•

General requirements for solid mineral exploration (GB/ T13908 - 2002);

•

Specifications for drafting geological report on solid mineral resources & closed pit (DZ/ T0033 - 2002);

•

Geologic exploration standard of iron, manganese and chromium mineral resources (DZ/ T0200 - 2002);

•

Geologic exploration standard of copper, lead, zinc, silver, nickel and molybdenum mineral resources (DZ/ T0214 - 2002); and

•

Rules for data compilation and comprehensive research on geological and mineral resources exploration materials (DZ/ T0079 - 1993).

Coal Projects ~~Jinshizhang Mine~~

~~On January 17, 2008, Yunnan Mining consummated the acquisition of a 45% equity interest in Longchuan Metals and Stones Mining Co. Ltd. (“Longchuan”) and a 45% interest in the exploration right at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province, the PRC (the “Exploration Right”) from Beijing SinoTech Institute of Mineral Exploration Co. Ltd. (“BSTIME”) (15%) and Lueyang Longda Stone Casting Co. Ltd. (“LLSC”) (30%) for a total purchase price of RMB38,896,300 (US$5,330,000). The exploration right covers an area of approximately 52.67 square kilometers, of which approximately 1.45 square kilometers has undergone detailed exploration, and the balance has undergone preliminary exploration. Longchuan has submitted application for the mining right for the 1.45 square kilometer detailed exploration area of Jinshizhang Mine. It is anticipated that Longchuan will engage in the exploration and mining of non-ferrous metals (including silver, lead, zinc and copper) at Jinshizhang Mine, that mining operations will commence in the fourth quarter of 2008, and that the results of mining operations will contribute to revenues during 2009.~~

Yangpu Lianzhong and China Coal

On January 21, 2008, Yangpu Lianzhong Mining Co. Ltd. (“Yangpu Lianzhong”) was formed as an indirect wholly-owned subsidiary of the Company through Yunnan Mining with an initial registered capital of RMB10,000,000 (US$1,370,000). On January 26, 2008, Yunnan Mining and Lianzhong entered into an Agreement with Jiangxi Province Coal Group Company (“Jiangxi Coal”), a PRC state-owned enterprise and the largest integrated coal producer in Jiangxi Province, China, to jointly establish Guizhou Pucheng Mining Co. Ltd. (“Pucheng”) as an equity joint venture company in Guizhou Province, the PRC. Pucheng intends to principally engage in the exploitation and development of mineral resources in Guizhou Province and other regions in the China. Under the Agreement, Pucheng will receive priority to acquire the Zhonghe Coal Mine, and other ancillary coal mines and transport railroads, from Jiangxi Coal, and in the event Pucheng determines to acquire the mines and railroads, the purchase price will be determined by reference to an independent valuation to be performed. The registered capital of Pucheng is RMB300 million, to be contributed 30% by Yunnan Mining, 34% by Lianzhong and 36% by Jiangxi Coal. Yunnan Mining and Lianzhong paid an initial installment, representing 20% of their respective capital contributions, on February 26, 2008 in the aggregate amount of RMB38,400,000. The capital contributions were subsequently refunded on March 25, 2008 as Jiangxi Coal failed to timely make its initial capital contribution. Management is in the process of discussing an extension of the payment date with Jiangxi Coal. In the event Jiangxi Coal does not agree to extend the payment date for the initial capital contributions, the agreement with Jiangxi Coal will be terminated.

Pursuant to an agreement dated February 29, 2008 between Yunnan Mining and China Coal Mining Investments Limited (“China Coal”), a wholly owned subsidiary of the Company established in January 2008, China Coal will invest US$47.61 million in Yangpu Lianzhong (accounted for 97.2% of the enlarged capital of Yangpu Lianzhong), of which US$15 million has been paid on May 8, 2008. China Coal is currently dormant and the Company may utilize China Coal as a vehicle to acquire coal mining rights in the PRC.

Government Regulation of Mining Activities

Under the “Mineral Resources Law”, all mineral resources of the PRC are owned by the State. Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the license period. On December 31, 2005, Wuhu renewed its mining rights to 0.186 square kilometers covering Yang Chong Mine, which will expire in December 2011, subject to renewal upon expiry. In October 2006, Wuhu renewed its mining rights to 0.0136 square kilometers covering Zao Yun Mine, which will expire in October 2009, subject to renewal upon expiry. Although Wuhu believes that it will be able to renew licenses as it has done in the past, there can be no assurance that Wuhu will be able to exploit the entire mineral resources of its mines during its license period. If Wuhu fails to renew its mining rights upon expiry or if it cannot effectively utilize the resources within a license period, the operation and performance of Wuhu may be adversely affected.

Wuhu’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu is required to submit mining proposal and feasibility studies to the relevant authority. Wuhu is obligated to pay a natural resources fee to the State in an amount equal to 2% of annual sales. The license fee for the renewal of the mining rights to Yang Chong Mine in December 2005 was RMB3 million (US$411,000). RMB1.5 million (US$206,000) and RMB500,000 (US$69,000) was paid in January 2006 and November 2007, respectively, with RMB1 million (US$137,000) payable in November 2008. The license fee for the renewal of the mining rights to Zao Yun Mine was RMB354,000 (US$49,000) and was paid in October 2006. License fees are not required to be paid in connection with the grant of exploration rights and, therefore, no license fees are payable for the Si Chong Mine or the 12 mines undergoing preliminary exploration by Hainan Nonferrous Metal until such time, if any, as we seek mining rights with respect to those mines.

The State Environmental Protection Administration Bureau is responsible for the supervision of environmental protection in, the implementation of national standards for environmental quality and discharge of pollutants for, and the supervision of the environmental management system of the PRC. Environmental protection bureaus at the country level or above are responsible for environmental protection within their jurisdictions.

The laws and regulations governing environmental protection require each company to lodge environmental impact statements for a construction project with the environmental protection bureaus at the country level. These statements must be filed prior to the commencement of construction, expansion or modification of a project. The environmental protection bureaus inspect new production facilities and determine compliance with applicable environmental standards, prior to the commencement of operations.

The “Environmental Protection Law” requires production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. The system includes the adopting of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

Penalties for breaching the Environmental Protection Law include a warning, payment of a penalty calculated on the damage incurred, or payment of a fine. When an entity fails to adopted preventive measures or control facilities that meet the requirements of environmental protection standards, it is subject to suspension of production or operations and for payment of a fine. Material violations of environmental laws and regulations causing property damage or casualties may result in criminal liabilities.

Management believes that Wuhu is in material compliance with all applicable environmental protection requirements of the State.

Copper Smelting

History and Overview of Mark Faith

Mark Faith Technology Development Limited (“Mark Faith”) was incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) in August 2006. Mark Faith operates through its wholly-owned subsidiary, Bayannaoer City Feishang Copper Company Limited ("Feishang Copper”), a company established under the laws of the People's Republic of China ("PRC") in Inner Mongolia.  Mark Faith treats the business of Feishang Copper, an enterprise principally engaged in the smelting and refining of copper for distribution in the PRC, as its principal business activity.

Feishang Copper was established as a limited liability company with an initial registered capital of RMB50,000,000 (US$6,852,000) between two related parties, Shenzhen Feishang Industrial Development Co. Ltd. (“Shenzhen Feishang”) (RMB45,000,000, US$6,1,67,000 or 90%) and Shenzhen Caopeng Investment Co. Ltd. (“Caopeng”) (RMB5,000,000, US$685,000 or 10%) on May 26, 2005. In December 2006, Shenzhen Feishang and Caopeng transferred their equity interests in Feishang Copper to Mark Faith, at cost, and since the date of such transfer, Mark Faith has been the owner of 100% of the paid-up capital of Feishang Copper. In July 2007, the registered capital of Feishang Copper was increased to RMB174,200,000 (US$23,872,000), of which RMB75,190,000 (US$10,304,000) was paid up by Mark Faith and the balance of RMB99,010,000 (US$13,568,000) was paid on March 4, 2008.

On February 20, 2008, the Company entered into an agreement to acquire all of the issued and outstanding capital stock of Mark Faith and Feishang Copper (the "Mark Faith Group"), from Feishang Group, a related party. The purchase price for the shares is an amount equal to the lesser of (i) the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 and (ii) RMB24,252,000 (US$3,324,000). In addition, China Natural Resources will pay Feishang Group RMB47,292,000 (US$6,481,000) in satisfaction of outstanding indebtedness of the Mark Faith Group to Feishang Group. China Natural Resources paid Feishang Group RMB30,000,000 (US$4,111,000) at the time the Agreement was signed and the balance of RMB41,544,000 (US$5,693,000) was paid at closing on March 4, 2008. In the event that the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 is lower than RMB24,252,000 (US$3,324,000), Feishang Group is obligated to return to China Natural Resources the difference between RMB24,252,000 (US$3,324,000) and the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007.As of the date of this report, the audited financial statements of Mark Faith have not been completed and we are not yet able to determine whether there will be an adjustment to the purchase price for the shares of Mark Faith.

Industry Overview

Copper’s properties of high electrical and thermal conductivity, together with good workability, allow it to be used in a wide range of application, of which wire and cable and other electrical uses are by far the most prevalent. The primary uses of copper are in the building and construction industry, electrical and electronic products and, to a lesser extent, industrial machinery and equipment, consumer and general products and transportation.

Copper is an internationally traded commodity, the price of which has effectively established on commodity markets throughout the world. World copper price increased steadily from 2002 through 2006 by over 300% until it reached its price spike in May 2006, then remained relatively stable through 2007. Historically, copper production in the PRC has been unable to meet domestic demand. Copper imports have become increasing significant in recent years as compared to domestic production. The following shows the production and consumption of copper in China over the past 5 years:

	2003	2004	2005	2006	2007

Production (in thousand tons)	1,772	2,079	2,583	2,943	3,500
Consumption (in thousand tons)	3,061	3,244	3,665	4,020	4,562

Source: ICSG

Business of Feishang Copper

Feishang Copper has adopted the “Feishang Furnace” method of copper production. The copper concentrates are fed into the Feishang Furnace and smelted. Three primary substances are produced: matte, sulfur dioxide gas and slag. Matte has a copper grade of approximately 58% to 60% by weight, and also contains gold, silver, sulfur and iron. The matte is further purified in a “converter” to remove sulfur, iron and other impurities to leave blister copper, which contains approximately 99.0% copper by weight. Blister copper may then be transferred to an anode furnace, where further purification tales place and copper anode that is approximately 99.5% pure is produced. The production process also produces sulfuric acid, gold and silver as by-products. Sales of sulfuric acid, gold and silver constituted approximately 1.1%, 0.5% and 2.1%, respectively, of Feishang Copper’s sales in 2007. The copper smelting plant of Feishang Copper is located at Bayannaoer City, Inner Mongolia, the PRC, approximately 1,050 kilometers north of Beijing.

Feishang Copper commenced construction and installation of its copper smelting and refining facilities (the “Smelter”) in late 2005. The total capital expenditure to construct and install the Smelter was approximately RMB200 million (US$27,408,000). The first phase of construction was substantially completed in May 2007 with an initial production capacity of 50,000 tons of blister copper/anode copper and 175,000 tons of sulfuric acid. It is estimated that with an additional capital expenditure of approximately RMB150 million (US$20,556,000) in the second phase construction of the Smelter, which is expected to commence in 2011, Feishang Copper will be capable of expanding its copper smelting capacity to 100,000 tons of blister copper and anode copper (blister copper that has undergone further refinement to remove impurities) and 350,000 tons of sulfuric acid, and with a copper refining capacity of 100,000 tons of copper cathode (a refined version of anode copper). The Smelter has been in trial production since May 2007 and has not yet operated at full capacity. The Smelter is expected to commence commercial production by early July 2008, subject to the procurement of necessary permits from the relevant government authorities. As at December 31, 2007, Feishang Copper had approximately 422 full-time employees.

Recent Operating Results of Feishang Copper

The following financial information, including results of operations and operating data of Feishang Copper, has been prepared by management, without audit, in accordance with accounting principles generally accepted in the PRC. This financial information may differ materially from the financial information, including financial condition and results of operations of Feishang Copper to be reported by China Natural Resources following consolidation of Feishang Copper’s financial statements with those of China Natural Resources, to be prepared in accordance with generally accepted accounting principles in the United States of America. Shareholders and prospective investors are cautioned not to place undue reliance on the following information. The following results of operations may not be indicative of results of operations that may be achieved in subsequent periods.

Based on the unaudited management accounts of Feishang Copper as at December 31, 2007 (which were prepared in accordance with accounting principles generally accepted in the PRC), Feishang Copper had total assets of approximately RMB458 million (US$62,765,000) and total liabilities of approximately RMB387 million (US$53,035,000), of which approximately RMB259 million (US$35,494,000) represented advances from related companies with no fixed repayment terms, the proceeds of which were primarily used to finance the construction of the Smelter.

For the year ended December 31, 2007, Feishang Copper recorded net sales of approximately RMB297 million (US$40,701,000) and reported a net loss of approximately RMB5 million (US$685,000). Feishang Copper has not yet commenced formal production and did not operate at full capacity during the year ended December 31, 2007.

The table below summarizes the significant operating data of Feishang Copper for the year ended December 31, 2007.

2007
Production quantity: Blister copper (tons) Gold (kg) Silver (kg) Sulfuric acid (tons)	6,003 21 3,030 27,749

Sales quantity: Blister copper (tons) Gold (kg) Silver (kg) Sulfuric acid (tons)	5,367 21 2,650 6,113

	RMB	US$
Sales revenues: (000’s) Blister copper Gold Silver Sulfuric acid Others	277,828 3,299 6,788 8,345 528	38,059 452 930 1,143 72

Management believes that the PRC is the world’s largest consumer of copper and that prospects in the PRC copper market will continue to present it with attractive opportunities for growth and expansion. Feishang Copper also plans to produce copper anodes; and the refining of blister copper/anode copper to produce copper cathodes. Management also believes that the losses incurred by Feishang Copper during the start up and trial production period are not indicative of results of operations that will be achieved at such time as operations are conducted at full capacity, although no assurance can be provided that Feishang Copper will operate profitably in the future.

Customers

Feishang Copper sells its products primarily to companies located in the PRC. During the year ended December 31, 2007, approximately 88% of Feishang Copper’s sales were to Wuhu Henchang Copper Co. Ltd. (“Henchang”), a related company. The balance (approximately 12%) represented sales made to third parties. Feishang Copper has a one-year sales contract with Henchang subject to annual renewal; however, the sales contract does not obligate Henchang to purchase copper from Feishang Copper. Given the large percentage of sales derived from Henchang, in the event Henchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Henchang are unable to agree upon renewal terms, or Feishang Copper’s sales contract with Henchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may have a material adverse effect on Feishang Copper’s results of operations.

Competition

Feishang Copper’s major competitors are large PRC-based copper producers, the largest being Jiangxi Copper Company Limited. The Company believes that competition in the copper market is based on price, quality of products and timing of delivery.

Within the region, Feishang Copper faces competition from Inner Mongolia Baoto Huadin Copper Factory (“Huadin”) which produces 20,000 tons of blister copper annually. Management believes that Feishang Copper has the competitive advantage over Huadin based upon its advanced smelting and refining technology, high product quality and purity, stable raw materials supply and low cost of production.

Raw materials

Copper concentrates are required for Feishang Copper’s smelting and refining operation. Copper concentrates are generally purchased domestically. Feishang Copper has a long term supply agreement with Bayannaoer West Region Copper Co. Ltd. (“Bayannaoer West”), in connection with which Feishang Copper is required to make payment for materials prior to delivery. For the year ended December 31, 2007, Bayannaoer West accounted for approximately 90% of Feishang Copper’s purchases of copper concentrates.

Environmental regulation

The PRC’s State Environmental Protection Administration Bureau is responsible for the supervision of environmental protection, the implementation of national standards for environmental quality and discharge of pollutants, and the supervision of the environmental management system of the PRC. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions.

The laws and regulations governing environmental protection require each company to provide environmental impact statements for a construction project with the environmental protection bureaus at the county level. These statements must be filed prior to the commencement of construction, expansion or modification of a project. The environmental protection bureaus inspect new production facilities and determine compliance with applicable environmental standards, prior to the commencement of operations.

The PRC Environmental Protection Law requires production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and to establish an environmental protection and management system. The system includes the adoption of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

Penalties for breaching the Environmental Protection Law include a warning, payment of a penalty calculated based on the damage incurred, or payment of a fine. When an entity fails to adopt preventive measures or control facilities that meet the requirements of environmental protection standards, it is subject to suspension of production or operations and to a fine. Material violations of environmental laws and regulations causing property damage or casualties may result in criminal liabilities.

Feishang Copper commenced trial production in May 2007. During this process, the relevant government authorities, including the local environmental protection bureau, are expected to inspect Feishang Copper’s trial operations and, following such inspection, Feishang Copper anticipates that the authorities will issue the necessary certifications and permits to permit the commencement of commercial production.

Other Subsidiaries

FMH Corporate Services, Inc.

FMH Corporate Services, Inc. (“FMH Services”) is a Florida company incorporated in November 2007 in connection with a proposed transaction that was not consummated. FMH Services, which is 100%-owned by CNRI, has been dormant since its incorporation.

Sunwide

Sunwide was incorporated in the British Virgin Islands on January 22, 2001. Sunwide is a wholly owned subsidiary of CNRI and is currently dormant.

Silver Moon and Medi-China

Silver Moon is a British Virgin Islands company incorporated on March 24, 2000. The principal business of Silver Moon and its wholly-owned subsidiary, Medi-China, a Hong Kong company incorporated on October 15, 1999, is to provide online Internet healthcare content, through its website, medi-china.com, which offers health-related content in both English and Chinese, with a focus on Chinese herbal medicine and therapies. Silver Moon is owned 80% by us and 20% by E-Link Investment Limited, an unaffiliated party. Neither Silver Moon nor Medi-China is currently engaged in active business operations.

Employees

The Company’s executive offices in Hong Kong employed six persons, including the Company’s executive officers. In addition, as of December 31, 2007, (a) Wuhu employed 375 persons on a full time basis, including 69 technicians and professionals and (b) Feishang Copper employed 422 persons on a full time basis. The Company believes that its relations with employees are generally good.

C.

Organizational Structure

China Natural Resources is a holding company owning the following operating subsidiaries and participating in the following joint ventures as of the date of this report:

		CHINA NATURAL RESOURCES, INC. a BVI company

80%	100%	100%	100%	100%	100%
SILVER MOON a British Virgin Islands company	CHINA COAL a Hong Kong company	FEISHANG MINING a British Virgin Islands company	MARK FAITH a Hong Kong company	FMH CORPORATE SERVICES INC. a Florida company	SUNWIDE a British Virgin Islands company

100%	97.2%	100%	100%
MEDI CHINA, a Hong Kong company	YANGPU LIANZHONG a PRC company	WUHU a PRC company	FEISHANG COPPER a PRC company

		100%
		YUNNAN FEISHANG a PRC company
	2.8%

	45%		48%
	LONGCHUAN a PRC joint venture company		HAINAN NONFERROUS METAL a PRC joint venture company

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong and Wuhu in the PRC.

Pursuant to an office sharing agreement dated September 1, 2000, the Company’s head office in Hong Kong is shared on an equal basis between the Company and Anka Consultants Limited, a private Hong Kong company which is owned by certain officers and directors of the Company. The total area of the office is approximately 230 square meters. For the years ended December 31, 2005, 2006 and 2007, the Company paid its share of rental expenses to Anka Consultants Limited amounting to RMB211,000 (US$29,000), RMB226,000 (US$31,000) and RMB258,000 (US$35,000), respectively. The office sharing agreement provides that the Company share certain costs and expenses in connection with its use of the office.

Feishang Mining conducts its operations through Wuhu. Wuhu's principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. At present, Wuhu owns the mining rights to two mines located in Wuhu City, Anhui Province, the PRC: The Yang Chong Mine contains iron and zinc minerals, and the Zao Yun Mine contains mainly iron minerals. The two mines produced d 46,000 tons of iron and 6,400 tons of zinc in 2006, and 56,000 tons of iron and 3,900 tons of zinc in 2007. The majority of the iron and zinc ore is mined from Yang Chong Mine. Yang Chong Mine has a total mining area of 0.186 square kilometers. Zao Yun Mine has a total mining area of approximately 0.0136 square kilometers. Wuhu also owns the exploration rights to two mines located in Fanchang, Anhui Province, the PRC. The Si Chong Mine covers an exploration area of approximately 5.52 square kilometers and the Luo Jia Chong Mine covers an exploration area of approximately 5.81 square kilometers. Both mines are still undergoing preliminary exploration. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai.

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at the mines is licensed to Wuhu by the State for a period of years. The Company is the only party that is currently licensed to mine the Yang Chong Mine and the Zao Yun Mine. The Company’s current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry. The Company’s current license to mine the Zao Yun Mine expires on October 31, 2009, and may be renewed upon expiry.

Wuhu outsources mine extraction to an unrelated third party. Except for the mining of raw mineral stones, which is outsourced to an unrelated third party, all the procedures of the refinery process are performed by Wuhu. Raw mineral stones extracted from Yang Chong Mine are refined into iron and zinc metals in factories located near the mine.

The offices, mining sites and other processing facilities of Wuhu are all located in Wuhu City, Anhui Province in the PRC. Wuhu’s office premises, processing facilities and warehouses cover a total gross area of approximately 26,000 square meters. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Wuhu assumed the rights to use the land and its leasehold properties when it acquired the entire business of Anhui Fanchang Zinc and Iron Mine, Wuhu’s predecessor. Wuhu has been granted mining rights to Yang Chong Mine and Zao Yun Mine to conduct mining activities in a specific mining area during the license period. The mining rights to 0.186 square kilometers covering Yang Chong Mine will expire in December 2011, subject to renewal upon expiry. The mining rights to 0.0136 square kilometers covering Zao Yun Mine will expire in October 2009, subject to renewal upon expiry.

All processing facilities and equipment of Wuhu were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities.

The offices, smelting and refining facilities of Feishang Copper are all located in Wuhouqi Huhewendoer Town, Inner Mongolia, PRC. Feishang Copper’s offices premises, smelting facilities and warehouses were constructed on a site covering an area of approximately 200,000 square meters. The land use right is held by Feishang Copper for a term of 29 years commencing August 31, 2006 and expiring on October 14, 2035. Feishang Copper commenced construction and installation of its copper smelting and refining facilities (the “Smelter”) in late 2005. The total capital expenditure to construct and install the Smelter was approximately RMB200 million (US$27,408,000). The Smelter has a gross floor area of approximately 18,906 square meters. The first phase of construction was substantially completed in May 2007 with an initial production capacity of 50,000 tons of blister copper/anode copper and 175,000 tons of sulfuric acid. It is estimated that that with an additional capital investment of approximately RMB150 million (US$20,556,000) in the second phase construction of the Smelter, which is expected to commence in 2011, Feishang Copper will be capable of expanding its copper smelting capacity to 100,000 tons of blister copper and anode copper and 350,000 tons of sulfuric acid, and with a copper refining capacity of 100,000 tons of copper cathode.

For the years ended December 31, 2005, 2006 and 2007, the Company incurred capital expenditures (excluding fee for renewal of mining rights) of RMB2,304,000 (US$315,000), RMB3,532,000 (US$484,000) and RMB4,318,000 (US$592,000), respectively.

ITEM 4A

UNRESOLVED STAFF COMMENTS

No disclosure is required in response to this Item.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statement are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3D of this report under the heading, "Risk Factors," With respect to forward-

looking statement that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes its assumptions or bases are reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statements, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the December 31, 2007 consolidated financial statements and accompanying notes.

Overview

We are a British Virgin Islands corporation, which, through our subsidiaries, conducts business operations in the PRC. Prior to 2006, our operations consisted of acquiring and operating businesses located in the PRC and Hong Kong. As of December 31, 2005, our only material operations were those of iSense, an integrated marketing company that provides advertising services to an international customer base. Through HARC, another of our subsidiaries, we also held an interest in the unlisted shares of Hainan Sundiro Motorcycle Co., Ltd., a PRC company listed on the Shenzhen Stock Exchange.

In February 2006, we acquired all of the outstanding capital stock of Feishang Mining, and its subsidiary Wuhu, in a reverse acquisition with Feishang Mining being the accounting acquirer. As a result of the acquisition, we are now engaged in the mining of zinc, iron and other minerals for distribution in the PRC. In order to focus our efforts on our mining operations, during 2006, we also disposed of our interests in iSense and HARC. The operations of iSense and HARC are reflected as discontinued operations in our financial statements for the year ended December 31, 2006.

Wuhu has acquired mining rights to and currently operates two mines located in Anhui Province in the PRC, where it primarily mines zinc and iron, and to a lesser extent, mines copper. Wuhu obtains its mining rights from the State, for a term of years, subject to renewal, and payment to the State of a license fee when the mining rights are renewed and a natural resource fee equal to 2% of gross sales which is paid annually. Wuhu performs all phases of the production and sales process, except that it outsources mineral extraction to a third party. Zinc sales, which accounted for approximately 58%, 80% and 66% of revenues in 2007, 2006 and 2005, respectively, were made to a single customer. While demand for zinc continues to increase in the PRC and Wuhu believes that its zinc is of high grade, the sole customer is not obligated to purchase zinc from Wuhu. Wuhu recently acquired mining rights to a third mine – the Si Chong Mine – where preliminary exploration is presently being conducted.

Since the reverse acquisition of Feishang Mining in 2006, we have actively sought investment opportunities in the Chinese metals and mining business. Our core strategy is to expand our business to include exploration, mining, ore processing, smelting and refining of non-ferrous metals and coal mining. During 2007, we established Hainan Nonferrous Metal from which we and our nominee collectively own a 48% equity interest. Hainan Nonferrous Metal engages in the exploration, development, mining and sale of nonferrous metal in Hainan Province and other regions in the PRC. During the year ended December 31, 2007, Hainan Nonferrous Metal has entered into various agreements to acquire exploration rights to 12 mines for a total purchase price of RMB33 million (US$4,188,000).

In January 2008, we acquired a 45% equity interest in Longchuan and a 45% interest in the exploration rights covering Jinshizhang Mine in Guangdong Province, the PRC, for an aggregate purchase price of RMB38,896,000 (US$4,936,000).

In January 2008, we entered into agreement with Jiangxi Coal to jointly establish Pucheng as an equity joint venture company to engage in the exploitation and development of mineral resources in Guizhou province and other regions in the PRC. Jiangxi Coal failed to timely make its initial capital contribution. Management is in the process of discussing an extension of the payment date with Jiangxi Coal. In the event Jiangxi Coal does not agree to extend the payment date for the initial capital contributions, the agreement with Jiangxi Coal will be terminated.

In February 2008, we acquired a 100% equity interest in Mark Faith and its subsidiary, Feishang Copper, which principally engage in the smelting of copper concentrates to produce blister copper in Inner Mongolia, the PRC.

In March 2008, we formed China Coal as a wholly-owned subsidiary to engage in the exploitation of coal mines in the PRC. China Coal has not yet entered into any agreements to acquire any mining rights.

We continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

Discontinued Operations

On July 31, 2006, the Company disposed of its 100% equity interest in iSense to the director and former shareholder of iSense for consideration of RMB2,060,000 (US$282,000). On October 3, 2006, the Company consummated the sale of its 100% equity interest in HARC to an unaffiliated third party for total consideration of RMB30,900,000 (US$4,235,000). The Company recognized a loss of approximately RMB11,901,000 (US$1,631,000) from the dispositions which was recorded in fiscal 2006. Revenues from discontinued iSense operations were RMB189,000 (US$26,000) for the year ended December 31, 2006. Revenues from discontinued HARC operations were RMB117,000 (US$16,000) for the year ended December 31 2006. Loss before income taxes for discontinued iSense operations was RMB271,000 (US$37,000) for the year ended December 31, 2006. Loss before income taxes from discontinued HARC operations was RMB659,000 (US$90,000) for the year ended December 31, 2006. Following the disposition of these unprofitable businesses, management expects to expand our revenue base through the acquisition of additional mining rights.

A.

Operating Results

Sales and Gross Profit

Sales for the year ended December 31, 2007 decreased by 13% compared to year ended December 31, 2006. The decrease was mainly due to the drop in the sales volume of zinc as actual zinc mined was 38% lower and the decrease in the average selling price of zinc by 4% during the current year, partly offset by the increase in the sales volume and average selling price of iron by 21% and 42% respectively.

Sales for the year ended December 31, 2006 increased by 47% compared to year ended December 31, 2005. The increase was mainly attributable to the 152% surge in the average selling price of zinc, which was partly offset by the decrease in sales volume of zinc as the actual zinc mined was 2% lower during 2006.

The Company’s selling prices were driven by market forces. While the PRC’s zinc consumption increased by over 95% from 2002 to 2006, the PRC’s zinc production only increased by 46% during the same period. As a result of the shortage in supply, the PRC’s average zinc prices increased more than threefold from 2002 to 2006. The PRC zinc prices decreased by over 40% from its historical high in late 2006 to late 2007.

The Yang Chong Mine's zinc content and ore grades vary at different underground levels and locations in the mining area. As the zinc content at the extraction levels during 2007 was relatively low, the yield of zinc output was lower than that of fiscal 2006. The gross profit margin for the year ended December 31, 2007 was 69%, compared to 75% for the year ended December 31, 2006. The drop was due to the decrease in the selling price and sales volume of zinc, and the increase in subcontracting charges during the current year. The gross profit margin for the year ended December 31, 2006 was 75%, compared to 61% for the year ended December 31, 2005. The increase was primarily due to the surge in selling price of zinc as a result of the strong demand. Cost of sales is mainly comprised of direct materials, direct salaries, depreciation of property and equipment, sub-contracting charges, transportation expenses, natural resources fee and mining safety fee. Except for natural resources fee and mining safety fee which were calculated as a percentage of sales, other costs, in general, varied with the sales volume of raw ore extracted.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, legal and professional fees, travel and entertainment expenses and office expenses. SG&A expenses for the year ended December 31, 2007 increased by RMB38,329,000 (US$5,253,000) or 270% to RMB52,499,000 (US$7,194,000) from RMB14,170,000 (US$1,942,000) for the year ended December 31, 2006. The significant increase was primarily due to the share-based compensation expense of RMB38,998,000 (US$5,344,000), representing the estimated fair value of 2,300,000 stock options granted to officers, directors and key employees of the Company during 2007 as a result of the new adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment. Excluding the share-based compensation expense, SG&A expense decreased by approximately 5% in 2007 which was primarily attributable to the decrease in transportation expenses by approximately RMB800,000 (US$110,000).

SG&A expenses increased by RMB4,998,000 (US$685,000) or 54% to RMB14,170,000 (US$1,942,000) for the year ended December 31, 2006 from RMB9,172,000 (US$1,257,000) for the year ended December 31, 2005. SG&A expenses for the year ended December 31, 2005 only represented those of Feishang Mining and Wuhu. SG&A expenses for the year ended December 31, 2006 included those of Feishang Mining and Wuhu and those of CNRI incurred after February 3, 2006 following the reverse acquisition and which amounted to approximately RMB5.6 million (US$767,000), and include salaries, legal, accounting, filing fees and other expenses of public company operations.

Interest Income

Interest income increased by RMB3,616,000 (US$496,000) to RMB4,520,000 (US$619,000) for the year ended December 31, 2007 from RMB904,000 (US$124,000) for the year ended December 31, 2006. The increase was primarily attributable to an increase in bank balances in 2007 arising from the private placement and exercise of employees’ stock options.

Interest income decreased by RMB312,000 (US$43,000) or 26% to RMB904,000 (US$124,000) for the year ended December 31, 2006 from RMB1,216,000 (US$167,000) for the year ended December 31, 2005. The decrease was primarily due to a drop in interest income earned on loans and advances to related parties in 2005 of RMB515,000 (US$71,000), which was partly offset by an increase in bank balances in 2006.

Other Income/ (Expenses), Net

Other expenses net for the year ended December 31, 2007 mainly consisted of a loss on disposal of property and equipment of RMB400,000 (US$55,000).

Other income, net for the year ended December 31, 2006 primarily consisted of a net gain on trading of marketable securities of RMB5,013,000 (US$687,000).

Discontinued Operations

Discontinued operations for the year ended December 31, 2006 consisted of a loss on disposal of iSense and HARC of RMB11,901,000 (US$1,631,000).

Income Taxes

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to PRC preferential income tax rate applicable to foreign investment enterprises in Wuhu of 15% for the year ended December 31, 2007.

Net Income

Net income decreased by RMB47,813,000 (US$6,552,000) from RMB72,548,000 (US$9,942,000) for the year ended December 31, 2006 to RMB24,735,000 (US$3,390,000) for the year ended December 31, 2007. The decrease was primarily attributable due to (i) the share share-based compensation expense of RMB38,998,000 (US$5,344,000), representing the estimated fair value of 2,300,000 stock options granted to officers, directors and key employees of the Company during 2007; (ii) the decrease in sales volume and selling price of zinc by 34% and 4%, respectively, and (iii) the decrease in other income, which was partly offset by the increase in interest income.

Net income increased by RMB28,502,000 (US$3,906,000) or 65% to RMB72,548,000 (US$9,942,000) for the year ended December 31, 2006 from RMB44,046,000 (US$6,036,000) for the year ended December 31, 2005. The increase was primarily attributable to the increase in gross profit by 79% in 2006 compared to 2005, which was partly offset by the increase in selling, general and administrative expenses and the loss on disposal of discontinued operations of RMB11,901,000 (US$1,631,000).

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash and sales of its securities. On August 24, 2007, the Company consummated the sale, to six non-U.S. persons, of an aggregate of 2,187,500 units, each unit consisting of two Common Shares and one warrant to purchase one Common Share, for a purchase price of $16.00 per unit, or an aggregate purchase price of $35 million.

As at December 31, 2007, the Company’s cash and cash equivalents amounted to RMB483,689,000 (US$66,285,000), mainly represented bank deposits with or without fixed terms.

Net cash provided by operating activities was RMB44,901,000 (US$6,153,000), RMB103,175,000 (US$14,139,000) and RMB62,727,000 (US$8,596,000) in fiscal 2005, 2006 and 2007, respectively. Net cash flows from the Company's operating activities are attributable to the Company’s income and changes in operating assets and liabilities.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	At December 31,
	2007	2006
Current ratio	10.72x	2.85x
Working capital	456,806,000	93,096,000
Ratio of long-term debt to total shareholders’ equity	0x	0x

Net cash provided by/ (used in) investing activities was (RMB23,586,000) (US$3,232,000), RMB12,004,000 (US$1,645,000) and (RMB56,536,000) (US$7,748,000) in fiscal 2005, 2006 and 2007, respectively. Net cash used in Company’s investing activities in 2005 was mainly attributable to advances to related companies. Net cash provided by investing activities in 2006 was mainly attributable to net proceeds from the disposal of subsidiaries, partly offset by repayments to a director and to related companies. Net cash used in the Company’s investing activities in 2007 was mainly attributable to investment in associated companies, Hainan Nonferrous Metal and Longchuan. Following the reverse acquisition in February 2006, the non-core businesses were disposed of in fiscal 2006 and advances received from a director and from related companies in prior years were repaid. These investing activities are non-recurring.

Net cash used in financing activities was nil, RMB18,010,000 (US$2,468,000) and RMB353,540 (US$48,449,000) in fiscal 2005, 2006 and 2007, respectively. Net cash used in Company’s financing activities in 2006 were mainly attributable to dividends paid of RMB18,000,000 (US$2,467,000). Net cash from the Company’s financing activities in 2007 were mainly attributable to proceeds from placement of shares and proceeds from exercise of employees’ stock options.

As of December 31, 2007, the Company has capital commitments of RMB28,896,000 (US$3,960,000), representing the balance of purchase price of our 45% equity interest in Longchuan and our 45% exploration right in Jinshizhang Mine which was paid in January 2008. In the first quarter of 2008, the Company entered into various agreements relating to our participation in joint ventures and for other acquisition projects. In February 2008 and March 2008, the Company paid RMB30,000,000 (US$4,111,000) and RMB41,544,000 (US$5,693,000), respectively, for acquisition of Mark Faith and its wholly-owned subsidiary, Feishang Copper. In March 2008, the Company further injected RMB99,010,000 (US$13,568,000) capital into Feishang Copper.

The share-based compensation expense in 2007 amounted RMB38,998,000 (US$5,344,000) did not have any impact on the Company’s cashflow as it represented the fair value of the stock options granted to officers, directors and key employees without cash outlay. In January 2008, the Company also granted option to an officer to purchase 1,000,000 Company’s common shares. This will not reduce the Company’s cashflow but will increase the Company’s SG&A expense in 2008.

Except as disclosed above, there have been no significant changes in the financial condition and liquidity during the years ended December 31, 2005, 2006 and 2007. The Company believes that its internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures during 2008 or 2009 in the event of additional acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

C.

Research and development, patents and licenses, etc.

The Company did not spend any significant amounts on company-sponsored research and development activities during each of the last three fiscal years.

D.

Trend Information

The Company does not believe that there have been recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, nor any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect of the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.

Off balance sheet arrangements

Under SEC regulations, we are required to disclose our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.  An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

•

Obligations under certain guarantee contracts;

•

A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

•

Any obligation under a derivative instrument that is both indexed to our stock and classified in stockholder’s equity, or not reflected, in our statement of financial position; and

•

Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

As of December 31, 2007, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

As of December 31, 2007, the Company has capital commitments of RMB28,896,000 (US$3,960,000), representing the balance of purchase price of our 45% equity interest in Longchuan and our 45% exploration right in Jinshizhang Mine which was paid in January 2008. Except for this, the Company has no other contractual obligations and commercial commitments as at December 31, 2007.

G.

Safe Harbor

No disclosure is required in response to this item.

Critical accounting policies

Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

Revenue from product sales is recognized when title passes to the customer in accordance with the sales agreement, generally upon product acceptance by the customer.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.   Depreciation is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life.

The Company has determined that its mining rights are mineral rights, and accordingly they are classified as property and equipment.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The mining rights are amortized based on actual units of production over the estimated reserves of the mines, not to exceed 20 years. The weighted average remaining amortization period for these reserves is 15 years as of December 31, 2007. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past, and therefore, believes that assigned lives are appropriate.

Management assesses the carrying values of its long-lived assets for impairment when circumstances warrant such a review. Generally, long-lived assets are considered impaired if the estimated fair value is less than the assets’ carrying values. If there is an indication for impairment the loss is measured based on the amounts by which the carrying values of the assets exceed their fair values.

Recently issued accounting pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 141 (R), Business Combinations (“SFAS 141 (R)”) which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. Management is currently assessing the impact that the adoption of this statement may have on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”) which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest with disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Management does not expect the adoption of this statement to have a material impact on the Company’s consolidated financial statements.

During October 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under accounting principles generally accepted in the United States of America. The statement also requires new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs, or unobservable inputs that are based on management’s judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure eligible items at fair value at specified election dates. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 although early adoption is permitted provided that an entity also adopts SFAS 157. Management has not determined the impact this standard will have on the Company’s consolidated operating results or financial position upon adoption.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	41	Chairman of the Board of Directors, President and Chief Executive Officer

Tam Cheuk Ho	45	Director and Executive Vice President

Wong Wah On Edward	44	Director, Chief Financial Officer and Secretary

Lam Kwan Sing	38	Non-employee Director

Ng Kin Sing	45	Non-employee Director

Yip Wing Hang	41	Non-employee Director

Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board and President of CNRI on February 3, 2006 to replace Mr. Ching Lung Po following the consummation of the acquisition of Feishang Mining. Mr. Li has served as a director of Feishang Mining since September 2004. Mr. Li served as the Chairman of Wuhu from June 2002 to June 2004. Mr. Li has been the chairman of Shenzhen Feishang Industrial Development Co. Ltd., Wuhu Feishang Industry Development Co. Ltd. and Wuhu Port Co. Ltd., companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Mr. Tam Cheuk Ho has served as a director of CNRI since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the Redomicile Merger. On January 2, 2008, Mr. Tam resigned as Chief Financial Officer and was appointed as Executive Vice President. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December, 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

Mr. Wong Wah On Edward has been a director of CNRI since January 25, 1999, as its Secretary since February 1, 1999 and as Financial Controller since November 22, 2004. On January 2, 2008, Mr. Wong resigned as Financial Controller and was appointed as Chief Financial Officer to replace Mr. Tam Cheuk Ho. He served as Corporate Secretary, Financial Controller and a director of China Resources from December 30, 1997 until completion of the Redomicile Merger. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. Mr. Wong is also a director of Anka Capital Limited, a privately-held corporation, through which he is a principal shareholder of the Company. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

Mr. Lam Kwan Sing has been a director and a member of CNRI’s audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from March 20, 2003 until completion of the Redomicile Merger. Mr. Lam has been the executive director of New Times Group Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance and accounting operations. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Mr. Ng Kin Sing has been a director and a member of CNRI’s audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Mr. Yip Wing Hang has been a director and a member of CNRI’s audit committee since June 26, 2006. From February 2002 to present, Mr. Yip has been the marketing director of Hantec Investment Consultant Limited responsible for the wealth management business. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. My. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

The following table sets forth the senior management of Wuhu and Feishang Copper, and their ages and positions with Feishang Mining and Wuhu:

Name	Age	Position

Tang Mian	45	Director and General Manager of Wuhu
Wang Genyin	59	Chairman and General Manager of Feishang Copper

Mr. Tang Mian has been the Director and General Manager of Wuhu since its incorporation in June 2002. From September 1996 to June 2002, he was the manager of Anhui Fanchang Zinc and Iron Mine, the predecessor of Wuhu. Mr. Tang holds a master’s degree in business administration.

Wang Genyin has been the Chairman of the Board and General Manager of Feishang Copper since February 2005. From August 2004 to February 2005, Mr. Wang was the chief scientist and chief supervisor of nonferrous metal projects of Shanghai Alison Group Co. Ltd. He joined Chizhou Nonferrous Company in January 1971 as vice plant manager, and worked until August 2004, at which time he served as chairman of the board and general manager. Mr. Wang graduated from the Department of Electrical Technology of Hefei University of Technology.

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2007, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of Options to Purchase Common Shares	Exercise Price (US$/Share)	Expiration Date

Li Feilie	—	300,000	$8.51	July 31, 2010
Tam Cheuk Ho	$123,077	400,000	$8.51	July 31, 2010
Wong Wah On Edward	$92,308	400,000	$8.51	July 31, 2010
Lam Kwan Sing	$7,692	—	—	—
Ng Kin Sing	$7,692	—	—	—
Yip Wing Hang	$7,692	—	—	—
Tang Mian	$15,775	200,000	$8.51	July 31, 2010

On February 1, 1999, the Company entered into an Employment Agreement with Tam Cheuk Ho. In accordance with the terms of the Employment Agreement, Mr. Tam has been employed by the Company as the Chief Financial Officer and to perform such duties as the Board of Directors shall from time to time determine. Mr. Tam shall receive a base salary of HK$1,800,000 (US$230,769) annually, which is to be adjusted on each anniversary of the Employment Agreement to reflect changes in the applicable consumer price index, or such greater amount as the Company's Board of Directors may determine. The initial two year term of Employment Agreement has expired, and the term of the Agreement continues to automatically renew each year, until terminated as provided therein. On March 1, 2006, the Company entered into a Supplemental Employment Agreement with Tam Cheuk Ho, reducing his base salary to HK$960,000 (US$123,077) per annum. On January 2, 2008, Mr. Tam was promoted to Executive Vice President, at which time he resigned as Chief Financial Officer. Other than the change in his title and corresponding duties, the existing employment agreements with Mr. Tam remain in effect.

On February 1, 1999, the Company entered into an Employment Agreement with Wong Wah On Edward. In accordance with the terms of the Employment Agreement, Mr. Wong has been employed by the Company as the Financial Controller and Corporate Secretary and to perform such duties as the Board of Directors shall from time to time determine. Mr. Wong shall receive a base salary of HK$1,200,000 (US$153,846) annually, which is to be adjusted on each anniversary of the Employment Agreement to reflect changes in the applicable consumer price index, or such greater amount as the Company's Board of Directors may determine. The initial two year term of the Employment Agreement has expired, and the Agreement continues to automatically renew each year, until terminated as provided therein. On March 1, 2006, the Company entered into a Supplemental Employment Agreement with Wong Wah On Edward, reducing his base salary to HK$720,000 (US$92,308). On January 2, 2008, Mr. Wong was promoted to Chief Financial Officer. Other than the change in his title and corresponding duties, the existing employment agreements with Mr. Wong remain in effect.

Mr. Li Feilie, our President and Chief Executive Officer, currently serves us without compensation.

The Company has no other employment contracts with any of its officers or directors and maintains no retirement, fringe benefit or similar plans for the benefit of its officers or directors. The Company may, however, enter into employment contracts with its officers and key employees, adopt various benefit plans and begin paying compensation to its officers and directors as it deems appropriate to attract and retain the services of such persons.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2007:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	900,000	$8.51	1,950,854
Equity compensation plans not approved by security holders	0	N/A	0
Total	900,000	$8.51	1,950,854

Stock Option Plan

We have adopted the 2003 Equity Compensation Plan. The purposes of the plan are to:

•

Encourage ownership of our common stock by our officers, directors , employees and advisors;

•

Provide additional inventive for them to promote our success and our business; and

•

Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our Common Shares.

On December 18, 2003, our members approved and adopted the 2003 Equity Compensation Plan (the “2003 Plan”). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of Common Shares equal to 20% of the issued and outstanding common stock of the Company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Committee designated by the Board determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Committee determines.

The 2003 Plan is administered by the Board of Directors or a Committee designated by the Board. The Board or Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our Common Shares at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Committee.

Options granted under the 2003 may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying shares as of the date of grant. The exercise price of non-qualified options may not be less than 85% of the fair market value of the underlying shares as of the date of grant.

During the years ended December 31, 2005 and 2006, no awards were made under the 2003 Plan. During the year ended December 31, 2007, the board of directors granted options to certain employees and officers to purchase 2,300,000 shares of the Company’s Common Stock. A total of 1,950,854 shares were available for grant as of December 31, 2007. The 2003 Plan terminates on December 18, 2013.

C.

Board Practices

As provided by Article 74 of our Memorandum and Articles of Association, directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring at the annual meeting of members held three years following the annual meeting at which he or she was elected.

At the annual meeting of members in 2007, Messrs. Tam Cheuk Ho and Wong Wah On Edward were elected to serve as Class III Directors until the annual meeting held in 2010 and until their successors were duly elected and qualified. Messrs. Li Feilie and Ng Kin Sing serve as Class I Directors until the annual meeting to be held in 2008 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II Directors until the annual meeting to be held in 2009 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing are “independent” directors as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in Nasdaq Marketplace Rule 4200(a)(15). We are not required to maintain a board of directors consisting of a majority of “independent” directors based upon an exemption from Nasdaq requirements applicable to foreign private issuers.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending Board and Committee meetings. During the fiscal year ended December 31, 2007, no long-term incentive plans or pension plans were in effect with respect to any of the Company's officers, directors or employees.

Audit Committee

Our audit committee, whose members currently consists of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

•

appointing and supervising our independent registered public accounting firm;

•

assessing the organization and scope of the company’s interim audit function;

•

reviewing the scope of audits to be conducted, as well as the results thereof;

•

approving audit and non-audit services provided to us by our independent registered public accounting firm; and

•

overseeing our financial reporting activities, including our internal controls and procedures and the accounting standards and principles applied.

Each member of the Audit Committee is an “independent” director, as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in Nasdaq Marketplace Rule 4200(a)(15).

Nominating and Corporate Governance Committee; Member Nominees for Director

Our board of directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an “independent” director, as such term is used in Nasdaq Marketplace Rule 4200(a)(15).

The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

•

identifying individuals qualified to become members of the Board of Directors;

•

determining the slate of nominees to be recommended for election to the Board of Directors;

•

reviewing corporate governance principles applicable to us, including recommending corporate governance principles to the Board of Directors and administering our Code of Ethics;

•

assuring that at least one Audit Committee member is an “audit committee financial expert” within the meaning of regulatory requirements; and

•

carrying out such other duties and responsibilities as may be determined by the Board of Directors.

The Nominating and Corporate Governance Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session.

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by members, although no formal procedures for submitting the names of candidates for inclusion on management’s slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management’s slate of nominees at the next annual meeting of members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member’s name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate’s desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the board’s consideration of the member’s candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual’s experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees to be submitted for election to the board.

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an "independent" director, as such term is used in NASDAQ Marketplace Rule 4200(a)(15).

The Compensation Committee is responsible for:

•

Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

•

Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;

•

Recommending to the Board for its adoption and approval, compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

•

Administering and supervising the Company’s incentive compensation plans, including equity compensation plans;

•

Recommending to the Board for its adoption and approval, awards to be made under the Company’s incentive compensation plans, including equity compensation plans; and

•

Generally supporting the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

The Compensation Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Compensation Committee was formed in October 2007.

NASDAQ Requirements

Our Common Shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, requirements applicable to companies whose securities are listed on Nasdaq. Section (a)(1) of Marketplace Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 4350, but, as to the balance of Marketplace Rule 4350, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

We currently comply with those specifically mandated provisions of Marketplace Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 4350, notwithstanding that our home jurisdiction does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 4350 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 4350, since the laws of the British Virgin Islands do not require compliance:

•

a majority of our Directors are not independent as defined by NASDAQ rules;

•

our independent directors do not hold regularly scheduled meetings in executive session;

•

the compensation of our executive officers is not determined by an independent committee of the Board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

•

related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person;

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting; and

•

we are not required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 4350.

D.

Employees

The following table sets out the number of employees with contracts at the end of each of the past three financial years, including their principal category of activity and geographic location.

		Years Ended December 31,
		2007	2006	2005

Hong Kong	Accounting, administration and management	5	5	4
	Advertising and promotion	—	—	2
	Others	1	1	1
		6	6	7

The PRC	Accounting, administration and management	14	14	2
	Sales and quality inspection	27	27	—
	Purchasing and supplies	14	14	—
	Production	292	294	—
	Cashier	1	1	1
	Others	27	27	2
		375	377	5

Total		381	383	12

E.

Share Ownership

The following table sets forth, as of March 31, 2008, the share ownership of the Company’s Common Shares by each of our directors and executive officers.

As of May 12, 2008, there were 19,323,416 Common Shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	66.8%
Tam Cheuk Ho	281,926	(2)	1.4%
Wong Wah On Edward	400,000	(3)	2.0%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Tang Mian	—		—
Officers and directors as a group (6 persons)	15,462,519	(4)	69.0%

———————

(1)

Shares are held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li. Includes 11,980,593 outstanding Common Shares, 2,500,000 Common Shares issuable upon exercise of currently exercisable warrants and 300,000 shares issuable upon exercise of currently exercisable options. The options are exercisable at $8.51 per share and expire on August 1, 2010. Of the warrants to purchase 2,500,000 shares, 1,500,000 are exercisable at $4.50 per share and expire on February 2, 2009, and 1,000,000 are exercisable at $5.00 per share and expire on February 2, 2010.

(2)

Consists of 81,926 outstanding Common Shares and 200,000 Common Shares issuable upon exercise of currently exercisable options. The options are exercisable at $8.51 per share and expire on August 1, 2010.

(3)

Consists of 400,000 Common Shares issuable upon exercise of currently exercisable options. The options are exercisable at $8.51 per share and expire on August 1, 2010.

(4)

Consists of 12,062,519 outstanding Common Shares, 2,500,000 Common Shares issuable upon exercise of currently exercisable warrants and 900,000 shares issuable upon exercise of currently exercisable options (see notes 1, 2 and 3).

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth, as of March 31, 2008, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding Common Shares.

As of May 12, 2008, there were 19,323,416 Common Shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	66.8%
Rosetta Stone Capital Limited	1,500,000	(2)	7.8%

———————

(1)

Shares are held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li. Includes 11,980,593 outstanding Common Shares, 2,500,000 Common Shares issuable upon exercise of currently exercisable warrants and 300,000 Common Shares issuable upon exercise of currently exercisable options. The options are exercisable at $8.51 per share and expire on August 1, 2010. Of the warrants to purchase 2,500,000 shares, 1,500,00 are exercisable at $4.50 per share and expire on February 2, 2009, and 1,000,000 are exercisable at $5.00 per share and expire on February 2, 2010.

(2)

Does not include 750,000 Common Shares issuable upon exercise of 3-year warrants (that may not be exercised prior to August 24, 2008) at an exercise price of $10 per share. As disclosed in a Schedule 13G filed on September 4, 2007, Rosetta Stone Capital Limited is owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited, Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao is the sole shareholder and director of Smartmind Investments Limited.

As of December 31, 2007, our Common Shares were held of record by a total of 186 persons.

To our knowledge, there are no arrangements the operations of which may, at a subsequent date, result in a change in control of the Company.

B.

Related Party Transactions

On September 1, 2000, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. For the years ended December 31, 2005, 2006 and 2007, the Company paid rental expenses to Anka Consultants Limited amounted to RMB211,000 (US$29,000), RMB226,000 (US$31,000) and RMB258,000 (US$35,000), respectively.

On February 3, 2006 the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining from Feishang Group, a British Virgin Islands company. Mr. Li Feilie, our President, Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4A, above.

Other transactions with related companies are summarized as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Expenses paid on behalf of Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	1,809,000	2,032,000	2,247,000
Interest income earned from Anhui Xinke New Material Co. Ltd. (“Xinke”)	503,000	—	—
Interest income received from Xinke	447,000	—	—

In February 2005, the Company advanced RMB20,000,000 (US$2,741,000) to Xinke. The balance increased to RMB20,503,000 (US$2,810,000) at December 31, 2005 due to the accrual of interest income. In January 2006, the balance was offset against dividends payable to Mr. Li Feilie.

At December 31, 2005, Wuhu owed WFNM RMB6,476,000 (US$887,000). During the year ended December 31, 2006, Wuhu paid expenses of RMB2,032,000 (US$278,000) on behalf of WFNM and advanced RMB1,000,000 (US$137,000), resulting in Wuhu owing WRNM RMB3,444,000 (US$472,000)at December 31, 2006. During the year ended December 31, 2007, Wuhu paid expenses of RMB2,247,000 (US$308,000) on behalf of WFNM, resulting in Wuhu owing WFNM RMB1,197,000 (US$164,000) at December 31, 2007. These advances are non-interest bearing, unsecured and are due on demand.

Feishang Group Limited advanced RMB1,024,000 (US$140,000) to Yunnan Mining for its investment in Longchuan Metals and Stones Mining Co. Ltd. And the exploration right of Silver and Multi-Metallic Ore in Jinshizhang District, Guangdong Province, PRC.

As at December 31, 2006, the Company owed Mr. Li Feilie RMB8,594,000 (US$1,178,000) which represented advances made by him to the Company and expenses he paid on behalf of the Company. During the year ended December 31, 2006, RMB14,899,000 (US$2,042,000) was repaid and an additional advance of RMB759,000 (US$104,000) was made. During the year ended December 31, 2007, RMB8,594,000 (US$1,178,000) was repaid.

Xinke, WFNM and Feishang Group Limited are controlled by Mr. Li Feilie who is also an officer, director and principal beneficial shareholder of the Company.

The balance with Xinke was unsecured, bore interest at 5.22% per annum and was repaid in March 2006 by an offset against dividends payable to Mr. Li Felie. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

On March 4, 2008, the Company acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited, a Hong Kong company, from Feishang Group, a related party. Mr. Li Feilie, our President, Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4A, above.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company’s Consolidated Financial Statements for the fiscal years ended December 31, 2005, 2006 and 2007 are included herewith as Appendix A and are incorporated herein by reference.

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar procedures and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. We are not aware of any governmental proceedings pending or known to be contemplated.

We have no direct business operations, other than through the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC law.

There are no legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated), including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. Moreover, there are no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

The Company has not paid any dividends with respect to its Common Shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the board of directors. In accordance with the relevant PRC regulations and the Articles of Association of Wuhu, appropriations of net income as reflected in its statutory financial statements are to be allocated to each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, as determined by the resolution of the board of directors annually. Since the acquisition of CNRI by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the acquisition, the board of directors of Wuhu declared dividends of RMB44,005,000 and RMB38,462,000 on February 28, 2005 and January 27, 2006, respectively.

B.

Significant Changes

There have been no significant changes that have occurred since the date of the annual financial statements included in this report except as follows:

•

On January 2, 2008, the Company’s Board of Directors held its 2008 Annual Meeting and, in furtherance of recommendations of the Nominating and Corporate Governance Committee, (a) reelected Li Feilie as the Company’s President and Chief Executive Officer, (b) elected Tam Cheuk Ho as the Company’s Executive Vice President and (c) elected Wong Wah On Edward as the Company’s Chief Financial Officer.

•

On January 21, 2008, Yangpu Lianzhong Mining Co. Ltd. (“Yangpu Lianzhong”) was formed as an indirect wholly-owned subsidiary of the Company and on January 26, 2008, Yangpu Lianzhong entered into an Agreement with Jiangxi Province Coal Group Company to establish Guizhou Pucheng Mining Co. Ltd. as an equity joint venture company in Guizhou Province, the PRC to principally engage in the exploitation and development of mineral resources in Guizhou Province and other regions in China. Additional information is included in this annual report under Item 4B.

•

On February 20, 2008 the Company entered into an agreement to acquire all of the issued and outstanding capital stock of Mark Faith Technology Development Limited, a Hong Kong company and its wholly-owned subsidiary from Feishang Group Limited, a related party. Through its subsidiary, Mark Faith engages in the smelting and refining of copper for distribution in the PRC. Additional information is included in this annual report under Item 4B.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the annual high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
Fiscal Year ended:
December 31, 2007	$44.26	$6.84
December 31, 2006	18.02	3.50
December 31, 2005	7.49	2.88
December 31, 2004	13.37	3.30
December 31, 2003	13.30	1.70

The following table sets forth the high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each fiscal quarter of 2006 and 2007. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
2006 Fiscal Year, quarter ended:
March 31, 2006	$18.02	$3.50
June 30, 2006	11.79	7.12
September 30, 2006	8.03	5.12
December 31, 2006	12.00	7.75
2007 Fiscal Year, quarter ended:
March 31, 2007	$10.51	$6.84
June 30, 2007	8.56	7.01
September 30, 2007	14.56	7.77
December 31, 2007	44.26	15.71

The following table sets forth the monthly high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each month during the six months preceding the date of this Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
Month ended:

April 30, 2008	$22.93	$18.49
March 31, 2008	24.17	16.48
February 28, 2008	26.30	18.80
January 31, 2008	24.15	16.14
December 31, 2007	28.68	16.73
November 30, 2007	27.66	15.71

B.

Plan of Distribution

No disclosure is required in response to this Item.

C.

Markets

Our Common Shares have been listed on the Nasdaq Capital Market since November 22, 2004, under the symbol “CHNR.” From August 7, 1995 until November 22, 2004, our Common Stock was listed on the Nasdaq Small Cap market under the symbol “CHRB.”

D.

Selling Shareholders

No disclosure is required in response to this Item.

E.

Dilution

No disclosure is required in response to this Item.

F.

Expenses of the Issue

No disclosure is required in response to this Item.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

No disclosure is required in response to this Item.

B.

Memorandum and Articles of Association

Charter. Our charter documents consist of our Memorandum of Association and our Articles of Association. The Memorandum of Association loosely resembles the Articles of Incorporation of a Untied States corporation, and the Articles of Association loosely resembles the bylaws of a Untied States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to this report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

Corporate Powers. We have been registered in the British Virgin Islands since December 14, 1993, under British Virgin Islands International Business Company number 102930. Clause 4 of our Articles of Association states that the objects for which we are established are to engage in any act or activity which is not prohibited by any laws in force in the British Virgin Islands.

Directors. Article 73 of our Articles of Association provides that our board of directors shall consist of not less than three nor more than 25 directors. Article 74 of our Articles of Association provides that directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring at the annual meeting of members held three years following the annual meeting at which he or she was elected. However, for our first annual meeting of members following the Redomicile Merger at which directors are elected, the Class I directors so elected will hold office for a one-year term, and the Class II directors so elected will hold office for a two-year term.

With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. The directors may, by a resolution of directors, exercise all the powers of the Company to borrow money. There is no age limit requirement for retirement or non-retirement of directors. A director shall not require a share qualification.

Directors may be natural persons or companies, in which event the Company may designate a person as its representative as director. Directors may remove a director for cause. A director may appoint an alternate to attend meetings and vote in the place and stead of the director. No agreement or transaction between us and one or more of our directors or any person in which any of our directors has a financial interest is void or voidable by reason of the presence, vote or consent by such interested director at the meeting at which such agreement or transaction is approved if the material facts of the interest of each director are disclosed in good faith or known to the other directors. Directors do not have the authority to appoint new auditors – such appointment must be made by the shareholders.

Share Rights, Preferences and Restrictions. We are authorized to issue 210,000,000 shares consisting of 200,000,000 Common Shares of no par value, and 10,000,000 preferred shares of no par value. The preferred shares may be issued in series having such rights, preferences and limitations as are determined by our board of directors at the time of issuance.  In accordance with our Memorandum of Association, our board of directors has designated a series of preferred shares, consisting of 320,000 shares and designated Series B Preferred Shares. Series B Preferred Shares are entitled to one vote for each share, shall be entitled to vote on each matter that is submitted for a vote of Common Shareholders and shall be aggregated with outstanding Common Shares for all voting purposes. Series B Preferred Shares have no preemptive or other subscription rights and are not subject to future calls or assessments. There are no redemption or sinking fund provisions applicable to the Series B Preferred Shares and holders thereof have no rights whatsoever to dividends or to distributions upon our liquidation. No Series B Shares are outstanding.

No purchase, redemption or other acquisition of shares shall be made unless out of surplus (as defined by the International Business Companies Act) and unless the directors determine that immediately after the purchase, redemption or other acquisition we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the realizable value of our assets will not be less than the sum of our total liabilities, other than deferred taxes, as shown in the books of account, and our capital and, in the absence of fraud, the decision of the directors as to the realizable value of our assets is conclusive, unless a question of law is involved. All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit. Cumulative voting for directors is not authorized. We may redeem any of our own shares for fair value. All Common Shares have the same rights with regard to dividends and distributions upon our liquidation.

Changing Share Rights. The rights of each class and series of shares that we are authorized to issue shall be set out in the Memorandum of Association unless the Memorandum of Association states that such rights are to be fixed by the resolution of directors. If the authorized capital is divided into different classes, the rights attached to any class may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and of the holders of not less than three-fourths of the issued shares of any other class which may be affected by such variation.

Shareholder Meetings. The directors may convene meetings of our members at such times and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of members holding 30 percent or more of our outstanding voting shares. At least seven days’ notice of the meeting shall be given to the members whose names appear on the share register. A majority of our outstanding shares entitled to vote must be present at a meeting of shareholders in order to constitute a quorum and the affirmative vote of a majority of those present and entitled to vote shall be required in order to approve action by members. However, in the event a meeting of shareholders is adjourned due to the absence of a quorum, the minimum number of shares that must be present in order to constitute a quorum shall be reduced to one-third. Notwithstanding the foregoing, our Memorandum of Association provides that any action that may be taken at a meeting of members may be taken without a meeting if the action is approved by written consent of a majority of members.

Restrictions on Rights to Own Securities. There are no limitations on the rights to own our securities.

Change in Control Provisions. There are no provisions of our Memorandum of Association or Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would have operate only with respect to a merger, acquisition or corporate restructuring involving us.

Disclosure of Share Ownership. There are no provisions of our Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Dispute Resolution. Our Articles of Association provides that any differences between us and our members or their legal representatives relating to the intent, construction, incidences or consequences of our Articles of Association or the British Virgin Islands International Business Companies Act, including any breach or alleged breach of our Articles of Association or the International Business Companies Act, or relating to our affairs shall be resolved by arbitration before two arbitrators (unless the parties agree to arbitrate before one arbitrator), who shall jointly appoint an umpire.

Applicable Law. Under the laws of most jurisdictions in the US, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.

While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, that is, in the name of, and for the benefit of, our Company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the US.

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most US jurisdictions. In addition, the directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our Common Shares at a premium over then current market prices.

The International Business Companies Act of the British Virgin Islands permits the creation in our Memorandum and Articles of Association of staggered terms of directors, cumulative voting, shareholder approval of corporate matters by written consent, and the issuance of preferred shares. Currently, our Memorandum and Articles of Association provide for (a) shareholder approval of corporate matters by majority written consent, (b) staggered terms of directors and (c) the issuance of preferred shares.

As in most US jurisdictions, the board of directors of a British Virgin Islands company is charged with the management of the affairs of the company. In most US jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited.

Under British Virgin Islands law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company. However, under our Memorandum of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Memorandum of Association also enable us to indemnify any director or officer who was successful in such a proceeding against expense and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

Unlike most corporate laws in the United States, directors of a British Virgin Islands company may be companies. Moreover, any director may appoint an alternate to attend meetings and vote in the place and stead of the director appointing the alternate. It is unclear of the effect of such an appointment on the fiduciary obligations of the director making the appointment.

Changes in Capital. Requirements to effect changes in capital are not more stringent than is required by law.

C.

Material Contracts

Other than contracts disclosed elsewhere in this annual report or entered into the ordinary course of business, the Company has not entered into any contracts during the two preceding fiscal years, which can reasonably be determined as being material to the Company.

D.

Exchange Controls

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our Common Shares. However, we operate through subsidiaries and the payment of dividends by PRC companies is subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies.

The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996) as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior approval of the State Administration of Foreign Exchange of the PRC (“SAFE”).

Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE for trade and service-related exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside the PRC remain subject to limitations and require approvals from SAFE.

The principal regulations governing distribution of dividends by foreign-invested companies include:

•

The Sino-foreign Equity Joint Venture Law (1979), as amended;

•

The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983) as amended;

•

The Foreign Investment Enterprise Law (1986) as amended; and

•

The Regulations of Implementation of the Foreign Investment Enterprise Law (1990) as amended.

Under these regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

In addition, our wholly owned subsidiaries are required to allocate portions of their after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated PRC entities are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the forms of loans, advances or cash dividends.

E.

Taxation

The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our Common Shares. The summary does not deal with all possible tax consequences relating to an investment in our Common Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Common Shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the Common Shares. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

•

a court within the United States is able to exercise primary supervision over its administration; and

•

one or more United States persons have the authority to control all of its substantial decisions.

In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our Common Shares, which we refer to as a “10% Shareholder”. Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our Common Shares.

A U.S. investor receiving a distribution of our Common Shares will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor’s adjusted tax basis in our Common Shares, and then as gain from the sale or exchange of a capital asset, provided that our Common Shares constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on our Common Shares.

Gain or loss on the sale or exchange of our Common Shares will be treated as capital gain or loss if our Common Shares is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our Common Shares for more than one year at the time of the sale or exchange.

A holder of Common Shares may be subject to “backup withholding” at the rate of 31% with respect to dividends paid on our Common Shares if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of Common Shares may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

Backup withholding may be avoided by the holder of Common Shares if such holder:

•

is a corporation or comes within other exempt categories; or

•

provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

In addition, holders of Common Shares who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder’s U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-U.S. holders, an income tax return in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of Common Shares who is not a resident of British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Common Shares and all holders of Common Shares are not liable for British Virgin Islands income tax on gains realized during that year on sale or disposal of such shares; British Virgin Islands does not currently impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the Common Shares are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

F.

Dividends and Paying Agents

No disclosure is required in response to this Item.

G.

Statement by Experts

No disclosure is required in response to this Item.

H.

Documents on Display

The documents concerning the Company that are referred to in this annual report may be inspected at the Company’s principal executive offices at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong. Certain documents described in response to Item 19 of this annual report are incorporated by reference to documents filed by the Company with the United States Securities and Exchange Commission. The documents that are incorporated by reference can be viewed on the SEC’s web site at www.sec.gov.

I.

SUBSIDIARY INFORMATION

No disclosure is required in response to this Item.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

All of the Company’s sales and purchases are made domestically and are denominated in Renminbi. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars.

Interest rate risk

The Company’s interest income is sensitive to changes in the general level of Renminbi, Hong Kong dollars and United States dollars interest rates. In this regard, changes in interest rates affect the interest earned on the Company’s cash equivalents. As of December 31, 2007, the Company’s cash equivalents include Renminbi, Hong Kong dollars and United States dollars deposits with financial institutions, bearing market interest rates partly without fixed term and partly with one-month term.

Commodity price risk

The Company is exposed to fluctuation in the prices of zinc and iron which we produce. As at December 31, 2007, the Company’s inventories amounted to RMB4,633,000 (US$635,000), consisting of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cashflow. We have not engaged in hedging transactions or alternative measures to manage possible price fluctuations.

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

No disclosure is required in response to this Item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies required to be disclosed in response to this Item.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the rights of security holders or other information to disclose in response to this Item.

ITEM 15T.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2007, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2007, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on the assessment using those criteria, management concluded that the internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2007 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

However, we intend to continue to refine our internal controls on an ongoing basis with a view towards continuous improvements. These identified areas of our internal controls to improve include more efficiently implementing certain process level control policies and procedures and improving the controls and infrastructure of our computer systems suitable for our expanding operation scale, in the consideration of top-down risk management and cost-effectiveness. Our staff is working to make these improvements as soon as practicable. Our board of directors and the audit committee have been advised of these requirements and are monitoring the progress to achieve the desired improvements

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

•

understands generally accepted accounting principles and financial statements,

•

is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to the our financial statements,

•

understands internal controls over financial reporting, and

•

understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

•

education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

•

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an ”audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Each of our “audit committee financial experts” are independent as that term is used in Nasdaq Marketplace Rule 4200(15).

Item 16B.

CODE OF ETHICS

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

•

honest and ethical conduct,

•

full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

•

compliance with applicable laws, rules and regulations,

•

the prompt reporting violation of the code, and

•

accountability for adherence to the Code of Ethics.

We have adopted the Code of Ethics of China Development. The Code of Ethics is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics is filed as Exhibit 11 to this annual report.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2006 and 2007.

	Fiscal 2006	Fiscal 2007

Audit Fees	$135,000	$137,500
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	$135,000	$137,500

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

Tax Fees — This category consists of professional services rendered by GHP Horwath, P.C. for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C., the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2007 were pre-approved by the Audit Committee.

ITEM 16D.

EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

There have been no exemptions from listing standards required to be disclosed in response to this Item.

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of equity securities required to be disclosed in response to this Item.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007

b.

Consolidated balance sheets as of December 31, 2006 and 2007

c.

Consolidated statements of shareholders' equity for the years ended December 31, 2005, 2006 and 2007

d.

Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007

e.

Notes to consolidated financial statements.

ITEM 18.

FINANCIAL STATEMENTS

No disclosure is required in response to this Item.

ITEM 19.

EXHIBITS

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description
1.1	Articles of Association Incorporation of the Registrant (Filed as Annex B to Form S-4 filed September 24, 2004, and incorporated herein by reference.)
1.2	Amended and Restated Memorandum of Association of the Registrant (Filed as Annex A to Form S-4 filed September 24, 2004, and incorporated herein by reference.)
1.3

Board of Directors Resolutions Designating Series B Preferred Stock and Establishing Rights, Preferences and Limitations (Filed as Exhibit 1.3 to Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and incorporated herein by reference.)

4.1

China Resources Development, Inc., Amended and Restated 1995 Stock Option Plan, as amended on December 30, 1996 (Filed as Exhibit 10.34 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, and incorporated herein by reference.) *

4.2	China Resources Development, Inc., 2003 Equity Compensation Plan (Filed as Appendix B to Schedule 14A, filed November 20, 2003,, and incorporated herein by reference.) *
4.3

Employment Agreement between the Company and Tam Cheuk Ho, dated February 1, 1999 (Filed as Exhibit 10.43 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.) *

4.4

Employment Agreement between the Company and Wong Wah On, dated February 1, 1999 (Filed as Exhibit 10.44 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.) *

4.5

Service Agreement between the Company and Ching Lung Po, dated February 1, 1999 (Filed as Exhibit 10.45 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.) *

4.6

Agreement for the Sale and Purchase of Shares in Shenzhen Xubu Investment Co. Ltd. by and between HARC and Su Wei Min dated February 10, 2004 (English translation of original Chinese version filed as Exhibit 10.18 to Current Report on Form 8-K filed February 25, 2004, and incorporated herein by reference.)

4.7

Agreement for the Sale and Purchase of Shares in Shenzhen Xubu Investment Co. Ltd. by and between Li Feilie, as nominee for HARC and Su Wei Min dated February 10, 2004 (English translation of original Chinese version filed as Exhibit 10.19 to Current Report on Form 8-K filed February 25, 2004, and incorporated herein by reference.)

Exhibit No.	Exhibit Description
4.8

Acquisition Agreement dated January 24, 2006 by and between China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited (Filed as Exhibit 10.1 to the Current Report on Form 6-K filed January 25, 2006, and incorporated herein by reference.)

4.9

Sale and Purchase Agreement of HARC dated July 5, 2006 by and between China Natural Resources, Inc. and Allied Clear Investments Limited (Filed as Exhibit 10.1 to the Current Report on Form 6-K filed July 11, 2006, and incorporated herein by reference.)

4.10

Agreement for Sale and Purchase of Shares of iSense Limited dated July 31, 2006 among China Natural Resources, Inc., Ngan Chiu Wai Jenny and iSense Limited (Filed as Exhibit 4.10 to the Annual Report on Form 20-F filed May 2, 2007, and incorporated herein by reference.)

4.11	Form of Subscription Agreement dated August 6, 2007 (Filed as Exhibit 10.1 to the Current Report on Form 6-K filed August 8, 2007, and incorporated herein by reference.)
4.12

Founder Shareholders Agreement of Hainan Nonferrous Metal Mining Co. Ltd. dated September 10, 2007 by and among Yunnan Feishang Mining Co. Ltd., Hainan Jindi Industry Corporation, Yangpu Fengyu Industry Development Co. Ltd. and six individual residents of the People’ Republic of China (English translation of original Chinese version filed as Exhibit 99.1 to the Current Report on Form 6-K filed September 18, 2007, and incorporated herein by reference.)

4.13

Trust Agreement of Shareholding dated September 5, 2007 by and between Yunnan Feishang Mining Co. Ltd. and Yangpu Fengyu Industry Development Co. Ltd. (English translation of original Chinese version filed as Exhibit 99.2 to the Current Report on Form 6-K filed September 18, 2007, and incorporated herein by reference.)

4.14

Agreement dated December 28, 2007 by and among Beijing SinoTech Institute of Mineral Exploration Co. Ltd., Lueyang Longda Stone Casting Co. Ltd. and Yunnan Feishang Mining Co. Ltd. (English translation of original Chinese version filed as Exhibit 10.1 to the Current Report on Form 6-K filed January 11, 2008, and incorporated herein by reference.)

4.15

Investors’ Agreement in respect of Guizhou Pucheng Mining Co. Ltd. dated January 26, 2008 by and among Yunnan Feishang Mining Co. Ltd., Yangpu Lianzhong Mining Co. Ltd. and Jiangxi Province Coal Group Company (English translation of original Chinese version filed as Exhibit 10.1 to the Current Report on Form 6-K filed February 7, 2008, and incorporated herein by reference.)

4.16

Agreement dated February 20, 2008 by and between Feishang Group Limited and China Natural Resources Inc. (Filed as Exhibit 10.1 to the Current Report on Form 6-K filed February 29, 2008, and incorporated herein by reference.)

6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2007 (Contained in Financial Statements filed herewith.)
8	Subsidiaries of the Registrant (Filed herewith.)
11	Code of Ethics (Filed as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference.)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

———————

*

Compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment no, 1 to annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: ~~May 30,~~ October __, 2008	By:	/s/ LI FEILIE
Li Feilie, President

APPENDIX A

Financial Statements

Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007

b.

Consolidated balance sheets as of December 31, 2006 and 2007

c.

Consolidated statements of shareholders' equity for the years ended December 31, 2005, 2006 and 2007

d.

Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007

e.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Pages

Report of independent registered public accounting firm	F-1

Consolidated statements of operations	F-2 – F-3

Consolidated balance sheets	F-4 – F-5

Consolidated statements of shareholders’ equity and comprehensive income	F-6

Consolidated statements of cash flows	F-7 – F-8

Notes to consolidated financial statements	F-9 – F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

China Natural Resources, Inc.

We have audited the accompanying consolidated balance sheets of China Natural Resources, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Natural Resources, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, on February 3, 2006, the Company acquired Feishang Mining Holdings Limited in a transaction recorded as a reverse merger.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

GHP Horwath, P.C.

Denver, Colorado

May 30, 2008

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2005	2006	2007	2007
	Notes	RMB	RMB	RMB	US$

NET SALES		98,962	145,389	125,963	17,262

COST OF SALES		(38,402)	(36,787)	(38,541)	(5,282)

GROSS PROFIT		60,560	108,602	87,422	11,980

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, including share-based compensation expense of RMB38,998 (US$5,344) in 2007		(9,172)	(14,170)	(52,499)	(7,194)

INCOME FROM OPERATIONS		51,388	94,432	34,923	4,786

INTEREST INCOME		1,216	904	4,520	619

OTHER INCOME (EXPENSE), NET	5	(223)	4,929	(512)	(70)

LOSS ATTRIBUTABLE TO INVESTMENT IN UNCONSOLIDATED INVESTEE	9	—	—	(2,145)	(294)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES		52,381	100,265	36,786	5,041

INCOME TAX EXPENSE	6	(8,335)	(15,157)	(12,051)	(1,651)

INCOME FROM CONTINUING OPERATIONS		44,046	85,108	24,735	3,390

DISCONTINUED OPERATIONS
Loss from discontinued advertising and HARC operations, net of taxes of nil	4	—	(659)	—	—
Loss on disposal of discontinued operations, net of taxes of nil	4	—	(11,901)	—	—

LOSS FROM DISCONTINUED OPERATIONS		—	(12,560)	—	—

NET INCOME		44,046	72,548	24,735	3,390

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2005	2006	2007	2007
	Notes	RMB	RMB	RMB	US$

INCOME PER SHARE:
Basic
Income from continuing operations		4.41	7.46	1.86	0.26
Loss from discontinued operations		—	(1.10)	—	—

Net income per share		4.41	6.36	1.86	0.26

INCOME PER SHARE:
Diluted
Income from continuing operations		4.36	6.17	1.43	0.20
Loss from discontinued operations		—	(0.91)	—	—

Net income per share		4.36	5.26	1.43	0.20

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic		9,980,593	11,402,372	13,290,471	13,290,471

Diluted		10,110,036	13,798,731	17,347,024	17,347,024

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2007

(Amounts in thousands, except share data)

		2006	2007	2007
	Notes	RMB	RMB	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		136,991	483,689	66,285
Trade receivables	13	504	1,525	209
Bills receivable	13	—	13,000	1,782
Other receivables, deposits and prepayments		604	967	133
Inventories	7	5,231	4,633	635

TOTAL CURRENT ASSETS		143,330	503,814	69,044

PROPERTY AND EQUIPMENT, NET	8	37,435	37,772	5,176

OTHER ASSETS	9	—	10,000	1,370

INVESTMENT IN UNCONSOLIDATED INVESTEE	9	—	30,495	4,179

TOTAL ASSETS		180,765	582,081	79,769

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		1,231	991	136
Other payables	10	28,509	32,497	4,453
Advances from customers		2,650	2,169	297
Accrued liabilities		2,371	3,367	462
Amount due to a director	11	8,594	—	—
Amounts due to related companies	11	3,444	2,221	304
Dividends payable		170	170	23
Taxes payable		3,265	5,593	767

TOTAL LIABILITIES – ALL CURRENT		50,234	47,008	6,442

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2006 AND 2007

(Amounts in thousands, except share data)

	Notes	2006 RMB	2007 RMB	2007 US$
SHAREHOLDERS’ EQUITY
Preferred shares, no par:
Authorized – 10,000,000 shares;
Issued and outstanding – none		—	—	—
Common shares, no par:
Authorized – 200,000,000 shares;
Issued and outstanding – 11,548,416 and 17,323,416 shares at December 31, 2006 and 2007, respectively		47,250	312,081	42,768
Reserves		7,331	7,331	1,005
Additional paid in capital		—	127,707	17,501
Retained earnings		76,180	100,915	13,829
Other comprehensive loss		(230)	(12,961)	(1,776)

TOTAL SHAREHOLDERS’ EQUITY		130,531	535,073	73,327

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		180,765	582,081	79,769

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2005, 2006 and 2007

(Amounts in thousands, except share data)

	Share Capital	Share Capital	Reserves	Additional Paid-In Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total
	Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2005	9,980,593	—	—	—	49,384	—	49,384
Transfer to reserves	—	—	3,912	—	(3,912)	—	—
Dividends declared	—	—	—	—	(44,005)	—	(44,005)
Net income for the year	—	—	—	—	44,046	—	44,046
Currency translation adjustments	—	—	—	—	—	240	240
Comprehensive income							44,286
Balances at December 31, 2005	9,980,593	—	3,912	—	45,513	240	49,665
Acquisition of the Company by FMH	1,567,823	19,222	28,028	—	—	—	47,250
Dividends	—	—	—	—	(38,462)	—	(38,462)
Appropriation of reserves	—	—	3,419	—	(3,419)	—	—
Elimination of reserves relating to discontinued operations	—	28,028	(28,028)	—	—	—	—
Net income for the year	—	—	—	—	72,548	—	72,548
Currency translation adjustments	—	—	—	—	—	(470)	(470)
Comprehensive income							72,078
Balances at December 31, 2006	11,548,416	47,250	7,331	—	76,180	(230)	130,531
Private placement	4,375,000	264,831	—	—	—	—	264,831
Share based compensation	—	—	—	38,998	—	—	38,998
Exercise of stock options	1,400,000	—	—	88,709	—	—	88,709
Net income for the year	—	—	—	—	24,735	—	24,735
Currency translation adjustments	—	—	—	—	—	(12,731)	(12,731)
Comprehensive income							12,004
Balances at December 31, 2007	17,323,416	312,081	7,331	127,707	100,915	(12,961)	535,073
Balances at December 31, 2007 (US$)	17,323,416	42,768	1,005	17,501	13,829	(1,776)	73,327

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands)

	Year Ended December 31,
	2005 RMB	2006 RMB	2007 RMB	2007 US$
OPERATING ACTIVITIES
Net income	44,046	72,548	24,735	3,390
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,414	2,350	2,589	355
Amortization of mining rights	370	803	973	133
Share based compensation	—	—	38,998	5,344
Loss attributable to investment in
unconsolidated investee	—	—	2,145	294
Loss on disposal of subsidiaries	—	11,901	—	—
Loss on disposal of property and equipment	92	25	398	55
Interest accrued on loan to related company	(503)	—	—	—

Changes in operating assets and liabilities, net of business acquisition:
Trading securities	—	1,587	—	—
Trade receivables	(3,910)	4,118	(1,020)	(139)
Bills receivable	597	450	(13,000)	(1,782)
Inventories	(270)	(1,443)	598	82
Other receivables, deposits and prepayments	(3)	(181)	(365)	(50)
Accounts payable	(416)	297	(240)	(33)
Other payables	3,302	6,814	4,888	670
Advances from customers	(1,026)	1,476	(481)	(66)
Accrued liabilities	(187)	1,660	182	25
Taxes payable	395	720	2,327	318
Discontinued operations	—	50	—	—

Net cash provided by operating activities	44,901	103,175	62,727	8,596

INVESTING ACTIVITIES
Advances to related companies	(83,140)	—	—	—
Repayment from related companies	50,623	206	—	—
Repayment to related companies	—	(3,032)	(2,245)	(308)
Advances from related companies	—	—	1,024	140
Advances from a director	11,213	759	—	—
Repayment to a director	—	(14,899)	(8,377)	(1,148)
Purchases of property and equipment	(2,304)	(5,032)	(4,318)	(592)
Proceeds from disposal of property and equipment	22	—	20	3
Cash received on acquisition of subsidiaries	—	1,207	—	—
Net proceeds from disposal of subsidiaries	—	32,795	—	—
Deposit on acquisition of investment	—	—	(10,000)	(1,370)
Investment in unconsolidated investee	—	—	(32,640)	(4,473)

Net cash (used in) provided by investing activities	(23,586)	12,004	(56,536)	(7,748)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands)

	Year ended December 31,
	2005 RMB	2006 RMB	2007 RMB	2007 US$
FINANCING ACTIVITIES
Proceeds from bank loan	10,000	—	—	—
Repayment of bank loan	(10,000)	—	—	—
Dividends paid	—	(18,000)	—	—
Proceeds from issue of shares	—	—	264,831	36,293
Proceeds from exercise of options	—	—	88,709	12,156
Net cash used in financing activities of discontinued operations	—	(10)	—	—

Net cash (used in) provided by financing activities	—	(18,010)	353,540	48,449

NET INCREASE IN CASH AND CASH EQUIVALENTS	21,315	97,169	359,731	49,297

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	240	(1,380)	(13,033)	(1,786)

CASH AND CASH EQUIVALENTS, BEGINNING	19,647	41,202	136,991	18,774

CASH AND CASH EQUIVALENTS, ENDING	41,202	136,991	483,689	66,285

Supplemental disclosure of cash flow information:
Cash paid for income taxes	7,145	14,901	10,146	1,390

Supplemental disclosure of non-cash investing and financing activities:

Business acquisition
Fair value of assets acquired	—	50,558	—	—
Liabilities assumed	—	(3,308)	—	—

Common shares issued	—	47,250	—	—

Other payable for mining rights	—	1,500	1,000	137

Transfer of interest in WFM	12,000	—	—	—

Dividends declared	44,005	38,462	—	—

Offset dividends against amount due from a former shareholder and amounts due from related companies	44,000	20,297	—	—

Offset amount due to a former shareholder against amount due from a related company	25,183	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

The following depicts China Natural Resources, Inc. and its subsidiaries (collectively the “Company” or the “Group”) at December 31, 2007:

	CHINA NATURAL RESOURCES, INC. a British Virgin Islands company

80%	100%	100%	100%
SILVER MOON a British Virgin Islands company	FEISHANG MINING a British Virgin Islands company	SUNWIDE a British Virgin Islands company	FMH SERVICES a Florida company

100%	100%
MEDI-CHINA a Hong Kong company	WUHU a PRC company
	100%
	YUNNAN MINING a PRC company

	48%
	HAINAN NONFERROUS METAL a PRC company

China Natural Resources, Inc. (“CNRI”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993.

On February 3, 2006 (the “Acquisition Date”), the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited (“Feishang Mining”), (the “Acquisition”). Feishang Mining is a BVI company incorporated in 2004, and through its wholly owned subsidiary, Wuhu Feishang Mining Development Co. Ltd. (“Wuhu”), is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. The Acquisition was accounted for using the purchase method of accounting and was treated as a reverse acquisition, with Feishang Mining being the accounting acquirer. Accordingly, the accompanying financial statements represent the operations of Feishang Mining through February 2, 2006, and the consolidated operations of Feishang Mining and the Company subsequent to February 2, 2006. The Company has retroactively restated issued share capital to reflect the acquisition of Feishang Mining (See Note 3).

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Wuhu was established in June 2002 as a Sino-foreign joint venture company in the PRC with the venturers being Wuhu Feishang Enterprise Development Limited (“WFE”) (“50%”) and Feishang International Holdings Ltd. (“FIH”) (“50%”) with a term of 20 years from the date of the business license. The term can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies.  Wuhu commenced operations in May 2003 upon its acquisition of Anhui Fanchang Zinc and Iron Mine (“Anhui”), a PRC state-owned entity.

In April 2005, WFE and FIH transferred their interests in Wuhu to Feishang Mining at cost (RMB12,000). WFE, FIH and Feishang Mining are all controlled by the same individual, Mr. Li Feilie, who is also the president and CEO of the Company. Feishang Mining recorded the transfer of WFE’s and FIH’s interests in Wuhu at historical net book value and accounted for the transfer as a transfer of assets between entities under common control in a manner similar to the pooling of interests; accordingly, all prior year consolidated financial statements of Feishang Mining have been restated to include the results of operations, financial position, and cash flows of Wuhu. Wuhu was a wholly-owned subsidiary of Feishang Mining on the Acquisition Date.

As of December 31, 2007, Wuhu owns the mining rights to two mines: Yang Chong Mine, which contains iron and zinc minerals and Zao Yun Mine, which contains primarily iron minerals. In August 2007, Wuhu acquired exploration right to Si Chong Gold-Silver-Lead-Zinc Mine which is anticipated to contain mineable quantities of silver, lead, zinc and copper. In January 2008, Wuhu, through its wholly-owned subsidiary, also acquired exploration right to Jinshizhang Mine, which is anticipated to contain silver, lead, zinc and copper. The cash flows and profitability of Wuhu’s current operations are significantly affected by the market price of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond Wuhu’s control.

Yunnan Feishang Mining Co. Ltd. (“Yunnan Mining”) is a PRC company established in June 2007 and is a wholly owned subsidiary of Wuhu. YFM was established to engage in the mining and processing of nonferrous metal in the PRC.

Hainan Nonferrous Metal Mining Co. Ltd. (“Hainan Nonferrous Metal”) was established in September 2007 under the laws of the PRC with a registered capital of RMB68,000 (US$9,319). The registered capital of Hainan Nonferrous Metal was contributed 40% by Hainan Jindi Industry Corporation (“Hainan Jindi”), 30% by Yunnan Mining, 18% by Yangpu Fengyu Industry Development Co. Ltd. (“Yangpu Fengyu”) and 12% by six individual residents of the PRC. Yangpu Fengyu is the nominee of Yunnan Mining. Yunnan Mining, together with its nominee, effectively owns 48% equity interest of Hainan Nonferrous Metal.

Hainan Nonferrous Metal was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. During the year ended December 31, 2007, Hainan Nonferrous Metal has entered into various agreements to acquire 12 exploration rights for total consideration of RMB33,000 (US$4,522). Required formalities for the transfer of the exploration rights are expected to be completed in the second quarter of 2008.

FMH Corporate Services, Inc. (“FMH Services”) is a Florida company incorporated in November 2007. FMH Services remains dormant since incorporation. FMH Services is 100% owned by CNRI.

Sunwide Capital Limited (“Sunwide”) is a BVI company incorporated in 2001, and was formed to invest in US-listed securities. Sunwide is a wholly-owned subsidiary of CNRI and is currently inactive.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Silver Moon Technologies Limited (“Silver Moon”) is a BVI company incorporated in 2002. Zhongwei Medi-China.com Limited (“Medi-China”) is a Hong Kong company incorporated in 1999, with its primary operations to be the provision of online internet healthcare information. Neither Silver Moon nor Medi-China is currently engaged in active business operations. Silver Moon is 80% owned by CNRI and Medi-China is 100% owned by Silver Moon.

Until its disposition on October 3, 2006, the Company owned 100% of Hainan Cihui Industrial Company Limited (“HARC”), a PRC company incorporated in 1994 which performed limited commodities trading and held an interest in unlisted shares of Hainan Sundiro Motorcycle Co. Ltd., a PRC company listed on the Shenzhen Stock Exchange.

Until its disposition on July 31, 2006, the Company owned 100% of iSense Limited (“iSense”), a Hong Kong company incorporated in 2000 to provide promotion and public relations services in Hong Kong and mainland China to both local and international customers.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the accounts of the Company and its subsidiaries.  Significant intercompany accounts and transactions have been eliminated on consolidation.

(b)

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

The Group considers all highly liquid investments and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents.

(d)

Inventories

Inventories are stated at the lower of average cost or net realizable value. For products, the Group determines net realizable value by estimating value based on current metals prices, less cost to convert stockpiled and in-process inventories to finished products. Major types of inventories include:

Raw materials consist of raw ore extracted and auxiliary material – costs are limited to those directly related to mining.

Work in progress consists of semi-finished iron and zinc ore – valued at the cost of production through the point at which inventory has been processed.

Finished goods – valued at the lower of full cost of production or net realizable value based on current metal prices.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation.  Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

The Company has determined that its mining rights are mineral rights, and accordingly they are classified as property and equipment.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The mining rights are amortized based on actual units of production over the estimated reserves of the mines, not to exceed 20 years. The weighted average remaining amortization period for these reserves is 15 years as of December 31, 2007. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past, and therefore, believes that assigned lives are appropriate.

Exploration rights are stated at cost of acquiring exploration rights less accumulated amortization and impairment losses. Exploration rights are amortized over the term of the rights.

Estimated useful lives are as follows:

Buildings and mine development	15 - 35 years
Machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years
Mining rights	5 - 15 years
Exploration rights	2 - 3 years

Management assesses the carrying values of its long-lived assets for impairment when circumstances warrant such a review.  Generally, long-lived assets are considered impaired if the estimated fair value is less than the assets’ carrying values.  If an impairment is indicated, the loss is measured based on the amounts by which the carrying values of the assets exceed their fair values.

(f)

Equity method investments

Investee entities in which the Company can exercise significant influence, but not control, are accounted for under the equity method of accounting. Whether the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the company’s board of directors and ownership level, generally 20% to 50% interest in the voting securities of the company including voting rights associated with the Company’s holdings in common, preferred and other convertible instruments in the company. Under the equity method of accounting, the Company’s share of the earnings or losses of these companies is included in the equity income (loss) section of the consolidated statements of operations.

A loss in value of an investment that is other than a temporary decline is recognized as a charge to operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)

Revenue recognition

Revenue from product sales is recognized when title passes to the customer in accordance with the sales agreement, generally upon product acceptance by the customer.

Freight and handling costs paid to third party carriers are recorded as cost of sales.

(h)

Income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities, if any, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income taxes, an interpretation of FASB Statement 109 (“FIN 48”). Based on management’s evaluation, the Company did not have any unrecognized tax benefits, and there was no effect on the Company’s opening deficit, current operations or cash flows as a result of implementing FIN 48. The Company will recognize any tax-related interest and penalties as a component of income tax expense.

The Company files income tax returns in various foreign jurisdictions. Prior to the Redomicile Merger, the Company filed US federal tax returns through 2004. The Company is no longer subject to U.S. federal tax examinations for these returns. Various state and foreign jurisdiction tax years remain open to examination as well, though the Company believes any additional assessment will be immaterial to its consolidated financial statements.

(i)

Earnings per share

Basic earnings per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce a loss or increase earnings per share and is calculated using the treasury stock method.

(j)

Foreign currency translation

The functional currency of substantially all the operations of the Group is the Renminbi (“RMB”), the national currency of the PRC. The financial statements of subsidiary operations with a functional currency other than the RMB have been translated into RMB. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date and the statements of operations amounts have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of comprehensive income.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Foreign currency translation (continued)

The RMB is not freely convertible into foreign currencies. From January 1, 1994 through July 20, 2005, a single rate of exchange was quoted daily by the People’s Bank of China (the “Unified Exchange Rate”).  Beginning July 21, 2005, the rate of exchange was revalued by 2.1% and the RMB is now to fluctuate according to the value of a group of currencies (the “managed float”). However, the unification or managed float of the exchange rates does not imply convertibility of RMB into US$ or other foreign currencies.  All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

Transactions denominated in currencies other than the RMB are translated into RMB at the applicable rates of exchange prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in other currencies have been translated into RMB at the rate of exchange at the balance sheet date.  The resulting exchange gains or losses are credited or charged to the consolidated statements of operations.

The financial statements are stated in RMB.  The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People’s Bank of China on December 31, 2007 of US$1.00 = RMB7.2971.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007 or at any other date.

(k)

Stock-based compensation

On January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123-revised 2004 (“SFAS 123R”), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees (“APB 25”).

Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company elected the modified prospective method, under which prior periods are not revised for comparative purposes.

(l)

Recently issued accounting pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 141 (R), Business Combinations (“SFAS 141 (R)”) which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains.  Management is currently assessing the impact that the adoption of this statement may have on the Company’s consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)

Recently issued accounting pronouncements (continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”) which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest with disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Management does not expect the adoption of this statement to have a material impact on the Company’s consolidated financial statements.

During October 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under accounting principles generally accepted in the United States of America. The statement also requires new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs, or unobservable inputs that are based on management’s judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.  This statement permits entities to choose to measure eligible items at fair value at specified election dates.  The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 although early adoption is permitted provided that an entity also adopts SFAS 157. Management has not determined the impact this standard will have on the Company’s consolidated operating results or financial position upon adoption.

(m)

Reclassifications

Certain comparative balances have been reclassified to conform to the current year presentation.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

3.

ACQUISITION

On February 3, 2006, the Company acquired all of the issued and outstanding capital stock of Feishang Mining. The Acquisition of Feishang Mining by the Company was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder held 86.4% of the outstanding common shares of the Company. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. Accordingly, the consolidated financial statements included herein present the financial information of Feishang Mining for all periods prior to the Acquisition Date and the financial information of the consolidated companies from the Acquisition Date forward. Historical share and per share amounts for the periods prior to the Acquisition have been retroactively restated to reflect the exchange ratio established in the transaction, in a manner similar to a reverse stock split. The consolidated retained earnings of Feishang Mining have been carried forward after the Acquisition.

As consideration for the shares of Feishang Mining, the Company issued to the former Feishang Mining shareholder 9,980,593 of the Company’s common shares, as well as warrants (the “Warrants”) to purchase an additional 4,500,000 of the Company’s common shares. In connection with the Acquisition, 320,000 series B preferred shares held by the Company’s former president and CEO were converted into 320,000 common shares. The Warrants entitle the holder to purchase: 2,000,000 common shares of the Company at an exercise price of US$4.00 per share for a period of two years from the Acquisition Date; 1,500,000 common shares at an exercise price of US$4.50 per share for a period of three years from the Acquisition Date; and 1,000,000 common shares at an exercise price of US$5.00 per share for a period of four years from the Acquisition Date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical. On February 1, 2008, the Warrant holder exercised warrants to purchase 2,000,000 common shares and paid the Company the exercise price of US$8,000.

The following table summarizes the fair values of the Company’s assets and liabilities acquired by Feishang Mining at the Acquisition Date. The purchase price was determined by multiplying the number of outstanding shares immediately prior to consummating the acquisition of 1,567,823 by the closing price of our common shares the day prior to the public announcement of the Acquisition Agreement between the Company and Feishang Mining.

	RMB	RMB
Purchase price (including direct costs)		47,250
Current assets	3,074
Property and equipment	869
Investments	24,700
Total assets	28,643
Total liabilities assumed	(3,308)
Net assets acquired		25,335
Goodwill resulting from the acquisition		21,915

During the year ended December 31, 2006, the goodwill of RMB21,915 (US$2,810) was eliminated upon the disposal of the reporting units to which the goodwill had been assigned (Note 4).

At the Acquisition Date, the Company had appropriated retained earnings to statutory reserves in accordance with PRC regulations of RMB28,028 (US$3,841). These statutory reserves primarily related to HARC. During the year ended December 31, 2006, these reserves were eliminated upon the disposal of HARC (Note 4).

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

3.

ACQUISITION (continued)

The following unaudited proforma financial information presents results of operations as if the above acquisitions had occurred at the beginning of the respective years in the periods ended December 31, 2005 and 2006:

	Years Ended December 31,
	2005	2006
	RMB	RMB

Net sales	98,962	145,389
Income from continuing operations	36,936	81,411
Loss from discontinued operations	(6,754)	(12,604)
Net income	30,182	68,807
Basic income per share	2.61	5.96
Diluted income per share	2.59	4.93

4.

DISPOSITION OF ASSETS

On July 31, 2006, the Company disposed of its 100% equity interest in iSense to the director and former shareholder of iSense for consideration of RMB2,060 (US$282). On October 3, 2006, the Company consummated the sale of its 100% equity interest in Hainan Cihui Industrial Co. Ltd. (“HARC”) to an unaffiliated third party for total consideration of RMB30,900 (US$4,235). The Company recognized a loss of approximately RMB11,901 (US$1,631) from the dispositions including goodwill written off of RMB21,915 (US$3,003) which was recorded in 2006. As a result of the dispositions, the Company ceased its advertising operation effective July 31, 2006 and its commodity trading operation effective October 3, 2006, and their results have been retroactively restated as discontinued operations. Revenues from discontinued iSense operations was RMB189 (US$26) for the year ended December 31, 2006. Revenues from discontinued HARC operations was RMB117 (US$16) for the year ended December 31 2006. Loss before income taxes for discontinued iSense operations was RMB266 (US$36) for the year ended December 31, 2006. Loss before income taxes from discontinued HARC operations was RMB393 (US$54) for the year ended December 31, 2006.

5.

OTHER INCOME (EXPENSE), NET

Other income (expense), net represents:

	Years Ended December 31,
	2005 RMB	2006 RMB	2007 RMB	2007 US$
Net gain on sale of marketable securities	—	5,013	—	—
Loss on disposal of property & equipment	(92)	(25)	(398)	(55)
Other	(131)	(59)	(114)	(15)

	(223)	4,929	(512)	(70)

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

6.

INCOME TAXES

Pre-tax income from continuing operations for the years ended December 31, 2005, 2006 and 2007 was taxable in the following jurisdictions:

	Years Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$

PRC	53,673	114,807	78,208	10,718
BVI	(1,292)	(14,542)	(41,422)	(5,677)

	52,381	100,265	36,786	5,041

Prior to the Merger, it was management’s intention to reinvest all the income attributable to the Group earned by its operations outside the United States of America (the “U.S.”).  Accordingly, no U.S. corporate income taxes were provided for in these consolidated financial statements. After the Merger, management believes that the Company is no longer subject to US income taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends by the Company.

The Company did not have any material deferred tax assets or liabilities as of December 31, 2006 and 2007. The reconciliation of income tax expense (benefit) for income tax computed at the PRC federal statutory tax rate applicable to foreign investment enterprises operating in Anhui Province in the PRC, to actual income tax expense is as follows:

	Year Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$

PRC Federal statutory tax rate	30%	30%	30%	30%

Computed expected income tax
expense	(15,714)	(30,080)	(11,036)	(1,512)
Non-deductible expenses	(956)	(117)	(13,071)	(1,791)
Preferential tax treatment	8,335	15,040	12,056	1,652

Income tax expense, all current	(8,335)	(15,157)	(12,051)	(1,651)

WFM is governed by the Income Tax Laws of the PRC. Being a Sino-foreign joint venture, the Company is exempt from income taxes for a period of two years commencing from its first profitable year (2003) and is entitled to a preferential income tax rate of 15% for three consecutive years commencing from its third profitable year (2005). Beginning in 2008, income will be taxed at the full rate of 25%.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

7.

INVENTORIES

Inventories consisted of:

	December 31,
	2006	2007	2007
	RMB	RMB	US$

Raw materials	3,088	4,024	551
Work in progress	1,132	422	58
Finished goods	1,011	187	26

	5,231	4,633	635

8.

PROPERTY AND EQUIPMENT

Property and equipment consisted of:

	December 31,
	2006 RMB	2007 RMB	2007 US$
At cost:
Buildings and mine development	25,771	27,919	3,826
Machinery and equipment	6,119	6,537	896
Motor vehicles	2,631	3,571	489
Mining rights	12,586	12,586	1,725

	47,107	50,613	6,936

Accumulated depreciation and depletion	(9,672)	(12,841)	(1,760)

	37,435	37,772	5,176

At December 31, 2006 and 2007, accumulated depreciation and depletion included accumulated depletion of mining rights of RMB1,693 (US$232) and RMB2,549 (US$349), respectively.

9.

INVESTMENT IN UNCONSOLIDATED INVESTEE

Financial information of Hainan Nonferrous Metal as of December 31, 2007, and for the period from September 5, 2007 through December 31, 2007 is as follows:

	December 31, 2007
	RMB	US$
Assets:
Current assets	32,315	4,428
Equipment	31,495	4,316
	63,810	8,744
Liabilities and shareholders’ equity:
Current liabilities	279	38
Shareholders’ equity	63,531	8,706
	63,810	8,744

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

9.

INVESTMENT IN UNCONSOLIDATED INVESTEE (continued)

	Period from September 5, 2007
	Through December 31, 2007
	RMB	US$
Revenue	54	7
Expenses	(4,523)	(620)
Net loss	(4,469)	(613)

In December 2007, the Company entered into an agreement to acquire a 45% interest in Longchuan Metal and Mining Company Ltd. for approximately RMB38,900 (US$5,300). As of December 31, 2007, the Company made a deposit of RMB10,000 (US$1,370). The remaining balance of the purchase price was paid in January 2008 (Note 15).

10.

OTHER PAYABLES

Other payables consisted of:

	December 31,
	2006 RMB	2007 RMB	2007 US$

Natural resources fee (a)	7,217	8,990	1,232
Staff compensation fund (b)	3,875	3,665	502
Provision for production maintenance (c)	6,577	8,312	1,139
Safety management fee (d)	4,622	6,830	936
Other	6,218	4,700	644

	28,509	32,497	4,453

(a)

Natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales. Wuhu has no asset retirement obligations in connection with its mining operations.

(b)

The staff compensation fund represents a PRC government-required contribution to a fund established to compensate employees for the loss of their state-sponsored pension and post employment benefits upon the acquisition of Anhui by Wuhu in May 2003. The fund is to be distributed to employees at the termination of their employment with Wuhu. Wuhu is not required to make any additional contributions to the fund.

(c)

The provision for production maintenance represents a PRC government-required contribution for future mine maintenance and production. It is calculated based on tons of ore extracted.

(d)

The safety management fee represents a PRC required-contribution for accident prevention programs and accident related costs. The safety management fee is calculated as a percentage of sales.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

11.

RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due to related companies and to a shareholder are comprised of the following:

	December 31,
	2006 RMB	2007 RMB	2007 US$
Due to related companies:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”) (b)	3,444	1,197	164
Feishang Group Limited (c)	—	1,024	140
	3,444	2,221	304
Due to a director
Mr. Li Feilie (d)	8,594	—	—

Transactions with related companies are summarized as follows:

	Year ended December 31,
	2005 RMB	2006 RMB	2007 RMB	2007 US$

Expenses paid on behalf of WFNM	1,809	2,032	2,247	308
Interest income earned from Anhui Xinke
New Materials Co. Ltd.(“Xinke”) (a)	503	—	—	—
Interest income received from Xinke (a)	447	—	—	—

(a)

In February 2005, the Company advanced RMB20,000 (US$2,741) to Xinke. The balance increased to RMB20,503 (US$2,810) at December 31, 2005 due to the accrual of interest income. In January 2006, the balance was offset against dividends payable to Mr. Li Feilie.

(b)

At January 1, 2006, Wuhu owed WFNM RMB6,476 (US$887). During the year ended December 31, 2006, Wuhu paid expenses of RMB2,032 (US$278) on behalf of WFNM and advanced RMB1,000, (US$137) resulting in Wuhu owing WFNM RMB3,444 (US$472) at December 31, 2006. During the year ended December 31, 2007, Wuhu paid expenses of RMB2,247 (US$308) on behalf of WFNM, resulting in Wuhu owing WFNM RMB1,197 (US$164) at December 31, 2007. These advances are non-interest bearing, unsecured and are due on demand.

(c)

The balance represented an advance made by Feishang Group Limited for Yunnan Mining for its investment in Longchuan Metals and Stones Mining Co. Ltd. and the exploration right of Silver and Multi-Metallic Ore in Jinshizhang District, Guangdong Province, PRC.

(d)

The amount due to a director represents advances made by Mr. Li Feilie to the Company and expenses he paid on behalf of the Company. During the year ended December 31, 2006, RMB14,899 (US$2,042) was repaid and an additional advance of RMB759 (US$104) was made. During the year ended December 31, 2007, RMB8,377 (US$1,178) was repaid.

Xinke, WFNM and Feishang Group Limited are controlled by Mr. Li Feilie who is also an officer, director and principal beneficial shareholder of the Company.

The balance with Xinke was unsecured, bore interest at 5.22% per annum and was repaid in March 2006 by an offset against dividends payable to Mr. Li Felie. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

11.

RELATED PARTY BALANCES AND TRANSACTIONS (continued)

In addition, the Company leases Hong Kong office space from a company controlled by certain directors of the Company on a month to month basis with monthly rent expense of approximately RMB22 (US$3). For the years ended December 31, 2005, 2006 and 2007, rental expenses paid to related parties amounted to RMB211 (US$29), RMB226 (US$31) and RMB258 (US$35), respectively.

12.

SHAREHOLDERS’ EQUITY

(a)

Subscription agreements

On August 24, 2007, the Company completed the sale to six non-U.S. persons of an aggregate of 2,187,500 units, each unit consisting of two common shares and one warrant to purchase one common share, for a purchase price of US$16.00 per unit, or an aggregate purchase price of US$35,000. Each warrant entitles the holder to purchase one common share at an exercise price of US$10.00 per share for a three year period commencing August 24, 2008.

(b)

Stock options

The Company has adopted the 2003 Equity Compensation Plan (the “2003 Plan”).  The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options.  The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan.  Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options.

Through December 31, 2005 and 2006, the Company had no outstanding options. On August 1, 2007, 2,300,000 stock options were granted to officers, directors and key employees of the Company at an exercise price of US$8.51 per share (the fair market value of the Company’s common stock as of the grant date). The options are exercisable commencing on the day following the grant date and terminating three years following the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was RMB38,998 (US$5,344) with the following assumptions: risk-free interest rate of 4.5%; no dividend yield; volatility of 62.4%; and the expected life of the options of 1 year.

During the fourth quarter of 2007, the options to purchase 1,400,000 shares of the Company’s common stock (with an intrinsic value of approximately US$1,650) were exercised, and the Company issued the shares for US$11,914. At December 31, 2007, there were 900,000 options outstanding with a weighted average remaining contractual term of approximately 2.5 years and an intrinsic value of approximately US$14,000.

On January 7, 2008, 1,000,000 stock options were granted to the Company’s CEO at an exercise price of US$22.64 per share (the fair market value of the Company’s common stock as of the grant date). The options were valued at approximately RMB78,048 (US$10,700), are exercisable commencing on the day following the grant date and terminate three years following the grant date.

(c)

Warrants

On February 1, 2008, the Warrant holder exercised warrants to purchase 2,000,000 common shares and paid the Company the exercise price of US$8,000.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

12.

SHAREHOLDERS’ EQUITY (continued)

(d)

Reserves and distribution of profits

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu (the “Articles of Association”), appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.

On February 28, 2005, the Board of Directors of Wuhu approved appropriations of RMB1,956 (US$268) and RMB1,956 (US$268) to the general reserve and the enterprise expansion reserve, respectively. The Board of Directors also declared dividends of RMB44,005 (US$6,030).

On January 27, 2006, the Board of Directors of Wuhu approved appropriations of RMB1,709 (US$234) and RMB1,709 (US$234) to the general reserve and the enterprise expansive reserve, respectively. The Board of Directors also declared dividends of RMB38,462 (US$5,271). The dividends were based on PRC profits for 2005, prior to the Acquisition.

13.

CONCENTRATION OF RISK

Concentration of credit risk:

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash deposits, trade receivables and bills receivable.

(a)

Cash and cash deposits

The Company maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong based financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(b)

Trade receivables

The Company sells zinc and iron products to companies in the PRC. Management considers that the Company’s current customers are generally creditworthy and credit is extended based on an evaluation of the customers’ financial condition and, therefore, generally collateral is not required. The Company maintains an allowance for potential credit losses based on its loss history and aging analysis.  Such losses have been within management’s expectations.  At December 31, 2006 and 2007, the largest five customers accounted for 100% of trade receivables. The allowance for doubtful accounts receivable was RMB311 (US$43) and RMB295 (US$40) at December 31, 2006 and 2007, respectively. During the year ended December 31, 2005, three customers accounted 65%, 12% and 8%, respectively, of the Company’s net sales. During the year ended December 31, 2006, three customers accounted for 85%, 5% and 5%, respectively, of the Company’s net sales. During the year ended December 31, 2007, three customers accounted for 59%, 13% and 8%, respectively, of the Company’s net sales.

The Company’s entire production of zinc for the years ended December 31, 2005, 2006 and 2007 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu is a party to a one-year non-binding sales contract with Huludao, subject to renewal every year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu and Huludao are unable to agree upon renewal terms, or if Wuhu’s sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

13.

CONCENTRATION OF RISK (continued)

(c)

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2007, bills receivable amounted to RMB13,000 (US$1,782) and their collectability was guaranteed by banks. The bills receivable have normal terms of maturity of three to six months.

The Company sub-contracts its ore extraction work to a third party. To some extent, the Company’s operations are affected by the performance of the contractor, whose activities are not within the Company’s control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with the Company, the agreement may be terminated by the Company; however, termination of the relationship could adversely affect the Company’s operating results.

14.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments:

(a)

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate their fair value.

(b)

Trade receivables, bills receivable, other receivables, accounts payable and other payables

The carrying amounts reported in the consolidated balance sheet for trade receivables, bills receivable, other receivables, accounts payable and other payables approximate their fair values due to their short maturities.

(c)

Amounts due to related parties

The fair values of amounts due to the related parties cannot be determined due to the related party nature of those balances.

15.

SUBSEQUENT EVENTS

On January 17, 2008, the Company, through its wholly-owned subsidiary, Yunnan Mining, consummated the acquisition of a 45% equity interest in Longchuan Metals and Stones Mining Co. Ltd. (“Longchuan”) and a 45% interest in the exploration right at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province, the PRC (the “Exploration Right”) from Beijing SinoTech Institute of Mineral Exploration Co. Ltd. (“BSTIME”) (15%) and Lueyang Longda Stone Casting Co. Ltd. (“LLSC”) (30%) for a total purchase price of RMB38,896 (US$5,330). The purchase price was determined by reference to a valuation prepared by Guangzhou Weineng Mining Right Valuation Office, an unrelated third party. BSTIME is a subsidiary of the China Non-ferrous Metals Resources Geological Survey, a PRC government authority. Following the acquisition, BSTIME owns 55% of the equity interest in Longchuan and 55% of the Exploration Right. It is anticipated that Longchuan will engage in the exploration and mining of non-ferrous metal at Jinshizhang Mine. The Exploration Right covers an area of approximately 52.67 square kilometers, of which approximately 1.45 square kilometers has undergone detailed exploration, and the balance

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands, except share and per share data)

15.

SUBSEQUENT EVENTS (continued)

has undergone preliminary exploration. The valuation relating to the purchase price paid by the Company was performed separately for the detailed and preliminary portions of the exploration area. However, neither the valuation report nor the limited exploration that has been conducted constitutes a feasibility study, and no conclusions should be drawn as to the extent of minerals contained in the exploration area. Longchuan has applied for the mining right for the 1.45 square kilometer detailed exploration area of Jinshizhang Mine. It is anticipated that mining operations will commence in the fourth quarter of 2008, and that the results of mining operations will contribute to revenues during 2009.

On January 21, 2008, Yangpu Lianzhong Mining Co. Ltd. (“Yangpu Lianzhong”) was formed as an indirect wholly-owned subsidiary of the Company through Yunnan Mining with an initial registered capital of RMB10,000. On January 26, 2008, Yunnan Mining and Lianzhong entered into an Agreement with Jiangxi Province Coal Group Company (“Jiangxi Coal”), a PRC state-owned enterprise and the largest integrated coal producer in Jiangxi Province, China, to jointly establish Guizhou Pucheng Mining Co. Ltd. (“Pucheng”) as an equity joint venture company in Guizhou Province, the PRC. Pucheng intends to principally engage in the exploitation and development of mineral resources in Guizhou Province and other regions in China. According to the Agreement, Pucheng will receive priority to acquire the Zhonghe Coal Mine, and other ancillary coal mines and transport railroads. These mines and railroads are currently owned and operated by Jiangxi Coal and in the event Pucheng determines to acquire the mines and railroads, the purchase price will be determined by reference to an independent valuation to be performed. Pursuant to the Agreement, the registered capital of Pucheng is RMB300,000, to be contributed 30% by YFM, 34% by Lianzhong and 36% by Jiangxi Coal. Yunnan Mining and Lianzhong paid an initial installment, representing 20% of the respective capital contribution on February 26, 2008 totaled RMB38,400,000. The capital contribution was subsequently refunded on March 25, 2008 as Jiangxi Coal failed to timely make its initial capital contribution. Management is in the process of negotiation with Jiangxi Coal and seeks to extend the closing date of the Agreement.

On February 20, 2008, the Company entered into an agreement to acquire all of the issued and outstanding capital stock (the “Shares”) of Mark Faith Technology Development Limited, a Hong Kong company (“Mark Faith”) and its wholly-owned subsidiary (together, the "Mark Faith Group"), from Feishang Group Limited (the “Shareholder”).  The Shareholder, a British Virgin Islands corporation, is also the principal shareholder of the Company and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the President and Chief Executive Officer of the Company. The purchase price for the Shares is to be equal to the lesser of (i) the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 and (ii) RMB24,252 (US$3,324). In addition, China Natural Resources will pay the Shareholder RMB47,291 (US$6,481) in satisfaction of outstanding indebtedness of the Mark Faith Group to the Shareholder. China Natural Resources paid the Shareholder RMB30,000 (US$4,111) at the time the Agreement was signed and the balance of RMB41,544 (US$5,693) was paid on closing on March 4, 2008. In the event that the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 is lower than RMB24,252 (US$3,324), the Shareholder is obligated to return to the Company the difference between RMB24,252 (US$3,324) and the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007.

Pursuant to an agreement dated February 29, 2008 between Yunnan Mining and China Coal Mining Investments Limited (“China Coal”), a wholly-owned subsidiary of the Company established in January 2008, China Coal will invest US$47,611 in Yangpu Lianzhong (accounted for 97.2% of the enlarged capital of Yangpu Lianzhong), of which US$15,000 has been paid on May 8, 2008. China Coal is currently dormant and the Company may utilize China Coal as a vehicle to acquire coal mining rights in the PRC.

EXHIBIT 12.1

CERTIFICATION PURSUANT TO RULE 13a-15(e) OR 15d-15(e) OF THE SECURITIES EXCHANGE
ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Li Feilie, certify that:

1.

I have reviewed this annual report on Form 20-F of China Natural Resources, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the year covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the years presented in this report;

4.

The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f)) for the Registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the year in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the year covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: ~~May 30,~~ October __, 2008

/s/ LI FEILIE
Li Feilie
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO RULE 13a-15(e) OR 15d-15(e) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Wong Wah On Edward, certify that:

1.

I have reviewed this annual report on Form 20-F of China Natural Resources, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the year covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the years presented in this report;

4.

The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f)) for the Registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the year in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the year covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and;

5.

The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: ~~May 30,~~ October __, 2008

/s/ WONG WAH ON EDWARD
Wong Wah On Edward
Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of China Natural Resources, Inc. (the "Company") on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Li Feilie, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ LI FEILIE
Li Feilie
Chief Executive Officer

~~May 30,~~ October __, 2008

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of China Resources Development, Inc. (the "Company") on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tam Cheuk Ho, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ WONG WAH ON EDWARD
Wong Wah On Edward
Chief Financial Officer

~~May 30,~~ October __, 2008

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.